SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November 09, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(A translation of the original version in Portuguese, as published in Brazil, containing interim financial information prepared in accordance with accounting practices derived from the
Brazilian Corporation Law and the regulations issued by the
Brazilian Securities and Exchange Commission (CVM))

TAM S.A.

Quarterly Information (ITR) at
September 30, 2007
and Report of Independent Auditors
on Limited Reviews
(unaudited)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01639-0	2 - COMPANY NAME TAM S.A.	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)01.832.635/0001-18
4 - State Registration Number – NIRE 35.300.150.007

01.02 - HEAD OFFICE

1 - ADDRESS Avenida Jurandir, 856 – Lote 4			2 - SUBURB OR DISTRICT Jardim Ceci
3 - POSTAL CODE 04072-000	4 – MUNICIPALITY São Paulo			5 - STATE SP
6 - AREA CODE 0011	7 - TELEPHONE 5582-8817	8 – TELEPHONE 5582-8365	9 - TELEPHONE 5582-9417	10 - TELEX
11 - AREA CODE 0011	12 - FAX 5582-8149	13 – FAX 5071-8804	14 - FAX 5581-8825
15 - E-MAIL libano.barroso@tam.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME Líbano Miranda Barroso
2 - ADDRESS Avenida Jurandir, 856 - Lote 4			3 - SUBURB OR DISTRICT Jardim Ceci
4 - POSTAL CODE 04072-000	5 – MUNICIPALITY São Paulo			6 - STATE SP
7 - AREA CODE 0011	8 - TELEPHONE 5582-8817	9 – TELEPHONE 5582-8365	10 - TELEPHONE 5582-9417	11 - TELEX
12 - AREA CODE 0011	13 - FAX 5582-8149	14 – FAX 5071-8804	15 - FAX 5581-8825
16 - E-MAIL libano.barroso@tam.com.br

01.04 -GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
01/01/07	12/31/07	3	07/01/07	09/30/07	2	04/01/07	06/30/07
9 - INDEPENDENT ACCOUNTANT PricewaterhouseCoopers Auditores Independentes						10 - CVM CODE 00287-9
11 - PARTNER RESPONSIBLE Carlos Alberto de Sousa					12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 724.687.697-91

01.05 - CAPITAL COMPOSITION

Number of shares (thousand)	Current Quarter 09/30/07	Prior quarter 06/30/07	Same quarter in prior year 09/30/06
Seção 1.01 Paid-up capital
1 - Common	59,792	59,792	59,792
2 - Preferred	90,771	90,771	90,771
3 - Total	150,563	150,563	150,563
Seção 1.02 Treasury stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and other
2 – SITUATION Operational
3 - NATURE OF OWNERSHIP National private
4 -ACTIVITY CODE 1140- Transport and logistics services
5 - MAIN ACTIVITY Transportation of passengers and cargo
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT Without exception

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL INFORMATION

1 - ITEM	2 - CNPJ	3 – NAME

01.08 - DISTRIBUTIONS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE APPROVED	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 -NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (Thousand)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE	2 - SIGNATURE

02.01 - Balance Sheet - Assets (R$ thousand)

1 - Code	2 - Description	3 – 09/30/07	4 – 06/30/07
1	Total assets	2,026,151	2,000,744
1.01	Current assets	535,486	554,885
1.01.01	Cash and banks	503,614	522,717
1.01.01.01	Cash and banks	1,549	744
1.01.01.02	Financial investments	502,065	521,973
1.01.04	Other	31,872	32,168
1.01.04.01	Tax Credits	13,041	12,774
1.01.04.02	Dividends Receivable	16,911	16,911
1.01.04.03	Deferred Income Taxes and Social Contribution	1,504	2,165
1.01.04.04	Prepaid expenses	416	318
1.02	Long-term receivables	1,490,665	1,445,859
1.02.01	Long term assets	1,258	1,337
1.02.01.01	Others	14	14
1.02.01.01.01	Judicial Deposits	14	14
1.02.01.03	Others	1,244	1,323
1.02.01.03.01	Customer accounts receivable	1,244	1,323
1.02.02	Permanent assets	1,489,407	1,444,522
1.02.02.01	Investiments	1,489,407	1,444,522
1.02.02.01.03	Subsidiaries	1,489,407	1,444,522

02.02 - Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

1 - Code	2 - Description	3 – 09/30/07	4 – 06/30/07
2	Total liabilities and stockholders' equity	2,026,151	2,000,744
2.01	Current liabilities	9,837	25,874
2.01.02	Debentures	9,167	25,253
2.01.04	Taxes, charges and contributions	145	96
2.01.04.01	Salários e encargos	93	65
2.01.04.02	Taxes and tariffs	52	31
2.01.05	Dividends payable	523	523
2.01.06	Provisions	0	0
2.01.06.01	Deferred Income Taxes and Social Contribution	0	0
2.01.08	Other	2	2
2.01.08.01	Other accounts payable	2	2
2.02	Long-term liabilities	502,100	502,100
2.02.01	Loans and financing	502,100	502,100
2.02.01.02	Debentures	500,000	500,000
2.02.01.04	Payables to related parties	536	536
2.02.01.06	Other	1,564	1,564
2.02.01.06.01	Other accounts payable	1,564	1,564
2.04	Stockholders’ equity	1,514,214	1,472,770
2.04.01	Capital	675,000	675,000
2.04.02	Capital reserves	102,855	102,855
2.04.03	Revaluation reserves	136,607	144,424
2.04.03.02	Subsidiary/associated companies	136,607	144,424
2.04.04	Revenue reserves	523,657	523,657
2.04.04.01	Legal	33,786	33,786
2.04.04.05	Retention of profits	489,871	489,871
2.04.05	Retaind Earnings	76,095	26,834

03.01 - Statement of Operations (R$ thousand)

1 – Code	2 – Description	3 - 07/01/07 to 09/30/07	4 -01/01/07 to 09/30/07	5 - 07/01/06 to 09/30/06	6 - 01/01/06 to 09/30/06
3.01	Gross sales and/or services revenue	0	0	0	0
3.01.01	Other operating income	0	0	0	0
3.02	Deductions	0	0	0	0
3.03	Net sales and/or services revenue	0	0	0	0
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross profit	0	0	0	0
3.06	Operating expenses/income	49,184	78,725	220,349	488,038
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(706)	(2,216)	(999)	(11,725)
3.06.02.01	Director´s Fees	(324)	(900)	(317)	(950)
3.06.02.02	Other expenses general and administrative	(382)	(1,316)	(682)	(10,775)
3.06.03	Financial	(2,074)	(184)	18,522	52,422
3.06.03.01	Financial income	12,860	48,030	23,856	60,682
3.06.03.02	Financial expenses	(14,934)	(48,214)	(5,334)	(8,260)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(179)	(539)	(179)	(538)
3.06.06	Equity in the earnings of subsidiaries	52,143	81,664	203,005	447,879
3.07	Operating income	49,184	78,725	220,349	488,038
3.08	Non-operating results	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxes and profit sharing	49,184	78,725	220,349	488,038
3.10	Provision for income tax and social contribution	0	0	0	0
3.11	Deferred income tax	(662)	339	(5,218)	(12,478)

1 – Code	2 – Description	3 - 07/01/07 to 09/30/07	4 -01/01/07 to 09/30/07	5 - 07/01/06 to 09/30/06	6 - 01/01/06 to 09/30/06
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income/loss for the period	48,522	79,064	215,131	475,560
	Number of shares (thousand), excluding treasury stock	150,563	150,563	150,563	150,563
	Net income per share	0.32227	0.52512	1.42884	3.15854

04.01 – Explanatory notes

1 Operations

TAM S.A. ("TAM'' or "Company'') was incorporated in 1997, to invest in companies which carry out air transportation activities. The Company's principal subsidiary, TAM Linhas Aéreas S.A. ("TLA''), operates in the transportation of passengers and cargo within Brazil and on international routes. In September, 2003, the Company acquired Transportes Aéreos del Mercosur S.A. ("Mercosur''), an airline headquartered in Asunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia.

In April 2007, TAM Capital Inc. (“TAM Capital”) and TAM Financial Services 1 Limited (“TAM Financial”) were constituted, wholly-owned subsidiaries TLA and both headquartered in Cayman Islands.

The Company also controls TP Participações Ltda. (“TP Participações”) which may invest in other companies.

The TLA quarterly financial information is based on the consolidation of its subsidiaries Fidelidade Viagens e Turismo Ltda. (“Fidelidade”) which operates as a travel and tourism agency under the name of TAM Viagens, TAM Capital and TAM Financial Services 1 Limited whose main activities involve aircraft acquisition and financing.

On July 15, 2005 the Company concluded a public offering of its shares on the São Paulo Stock Exchange (“BOVESPA”), which raised funds for the acquisition/lease of narrow bodied aircraft, to renovate and expand its fleet, in line with its strategy to consolidate its leadership in the domestic market and further our participation in the international market. With the same objective, on March 10, 2006 the Company made an additional Public Offering – this time on the BOVESPA and the New York Stock Exchange (“NYSE”), which was concluded on April 6, 2006, with the exercise of a supplementary lot of shares as permitted by the Preferential Share Distribution agreement.

2 Presentation of the interim financial information

The individual and consolidated Quarterly Information was prepared in accordance with the Brazilian Law nº 6,404/76, as amended by Brazilian Law nº 9,457/97 and Brazilian Law nº 10,303/01 and with the procedures issued by the Brazilian Securities Commission (“CVM”) and by the Brazilian Institute of Accountants (“IBRACON”).

In order to provide additional information, the Company presents its statement: (a) cash flows statement (Note 31) prepared in accordance with NPC Nº 20 from the Brazilian Institute of Independent Auditors – IBRACON and (b) added value statetment (Note 32) prepared in accordance with CVM guideline 24/02 and CVM Official Circular 01/00. The standard used is that proposed by 1,010 from the Federal Accounting Council.

The Company also utilizes the chart of accounts issued by the Civil Aviation National Agency (Agência Nacional de Aviação Civil, or "ANAC''; formerly the Civil Aviation Department (“DAC”)).

The financial information previously issued for the three and nine months period ended September 30, 2006 were adjusted by recognizing all financial instrument derivative at their fair value, as described in Note 22 (f). In accordance with CVM Deliberation nº 506/06, prior periods were restated.

The Company has formally agreed with BOVESPA, to adopt differentiated corporate governance practices – Level 2. The Company’s interim financial information meets the additional requirements of the Level 2 corporate governance practices.

3 Significant accounting practices

(a) Determination of results of operations

Results of operations are determined on the accrual. Revenue is recognized, as follows:

i.	air transportation revenues (passengers and cargo) is recognized when transportation services are rendered;

ii.	tickets sold but not yet used related to advances ticket sales are registered as current liabilities;

iii.	evenue for unused tickets is recognized on the ticket expiration date, which is one year after the issuance date of the ticket; and

iv.
other operating revenues represented by fees arising from alterations to flight reservations, sub-lease of aircraft and other services are recognized when the service is provided. Other operating revenues also includes revenue from partnerships with the Fidelity program for frequent flyers ("TAM Loyalty Program'') which is recognized when the points are issued to participants.

(b) Accounting estimates

The preparation of consolidated interim financial information in conformity with Brazilian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim financial information and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but not limited to: the useful life of property, plant and equipment, allowance for doubtful accounts, allowance for inventories, deferred income tax, provision for contingencies and tax obligations under judicial dispute, valuation of derivative instruments, and assets and liabilities related to employees' benefits. Due to the nature of the estimates, results may vary.

(c) Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate ruling at the quarterly information date. Foreign exchange differences arising on translation are recognized in the statements of operations.

(d) Current and non-current

  Financial investments

The financial investments are initially recorded at acquisition cost and subsequently at market value.

  Allowance for doubtful accounts receivable

The allowance for doubtful accounts receivable is established in an amount considered sufficient by management to cover expected losses incurred in the collection of those credits.

  Inventories

Inventories, consisting of parts and materials to be used in maintenance and repair services, are stated at the average purchase cost, which is lower than replacement cost. Additionally, inventories are reduced by a provision for obsolete items.

  Advances for aircraft maintenance

An advance for aircraft maintenance represents prepayment of maintenance to lessors under some of our operating lease agreements. As the Company presents proof of the performance of such maintenance, the related advances are reimbursed.

  Investments

Investments in subsidiaries are stated using the equity method, plus positive goodwill or less negative goodwill, when applicable.

Goodwill arising on the purchase of TLA, is substantially based on expected future profitability, and is being amortized over ten years, as from the date on which benefits started to be generated. In the consolidated financial information, the balance has been reclassified as "Deferred Assets".

Negative goodwill takeover of Mercosur is considered to arise due to other economic reasons (art. 21, line c of the CVM Instruction 1/78) and will be amortized upon the eventual divestiture or extinction of the assets, in accordance with art. 14, paragraph 4, of CVM Instruction 247/96. In the consolidated financial information, this amount is classified as “deferred charges”.

  Property, plant and equipment

Property, plant and equipment are recorded at the cost of acquisition, formation or construction, plus annual revaluation of aircraft, flight equipment land and building to their fair market values. Depreciation is recorded using the straight-line method Note 12, and takes into account the estimated useful lives of assets.

Maintenance expenses are recorded using the built-in overhauls method and is amortized through the next scheduled maintenance.

  Deferred charges

Deferred charges substantially comprised by goodwill arising on the acquisition of TLA.

  Other current and non-current assets

Other current receivables and long-term assets are presented at net realizable values.

(e) Current and long-term liabilities

Current and long-term liabilities are stated at the known or estimated amounts, including, when applicable, accrued indexation charges and exchange rate variations.

(f) Provisions

Provisions are recognized when the Company has a legal or constituted obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

(g) Advances from ticket sales

Advances from ticket sales represent the liabilities connected with tickets sold and not yet used in the last 12 months. Such amounts are recognized in income when the associated service is carried out or when the tickets expire.

(h) Benefits to employees

TLA sponsors private defined contribution and defined benefit pension plans. In accordance with CVM Deliberation nº 371/00, the Company recognizes the actuarial liability, which was initially calculated in 2001, in the statements of operations, over a five year period until 2006. For subsequent periods, obligations are actuarially determined and accrued in the statement of operation. On November 21, 2006, the Supplementary Retirement Secretariat (the “SPC”) approved the proposal to migrate participants from the “defined benefits” plan to the “defined contribution” plan (Note 26).

(i) Income tax and social contribution

Deferred tax loss carryforwards are recorded in accordance with CVM Instruction nº 371/02, and consider past profitability and expectations of future taxable income. Income tax and social contribution available for offset against tax payable are limited to 30% of annual taxable income in any single year.

The deferred tax assets resulting from carryforward tax losses, negative basis of social contribution and temporary differences were recorded in accordance with CVM Instruction 371/02, and consider past profitability and expectations of future taxable income, based on a technical viability study.

The Company also recognized deferred income tax and social contribution on temporary differences, including liabilities over the surplus generated by the revaluation of assets.

(j) Leases

Leases are recorded as follows:

  Financial leases: when a lease contract for an asset related to the Company’s operations contains a bargain purchase option, the original cost of the leased asset is recorded as an “Property plant & equipment” against current and non-current obligations.

  Operating leases: refer to leases without a bargain purchase option clause. Liabilities and the respective expenses of the lease instalments are recorded in the income statement when incurred, as “Cost of services rendered”.

(k) Financial instruments

TLA contracts operations involving financial instruments with the objective of mitigating exposure to interest rate risk, exchange rate risk and fuel price variations. These risks are managed by defining operational strategies and establishing control systems.

In the quarter ended March 31, 2007, the Company, pursuing on going improvements in best corporate governance practices and financial controls, changed its accounting practice and recognizing financial instruments under fair value market. For purposes of comparison, the balance sheet and income statements of previous period include here in have been restated to show the effects retroactively.

(l) TAM Loyalty Program

The Company sponsors a program (TAM Loyalty Program) to award frequent flyers, whereby points are accumulated from TAM flights or flights with partner airline companies, or upon making purchases using the TAM Loyalty Program credit card, or using the services and products of partner entities.

On September 30, 2007, TLA's customers had earned points which had not been utilized.

During the quarter ended at March 31, 2006 the Company, pursuing on-going improvements in best corporate governance practices and financial controls, changed its accounting practice and accrued a provision for future liabilities relating to the Loyalty Program.

The effect of this change in 2006 the amount of R$ 8,919 was recorded directly to stockholders' equity under retained earnings, net of the tax effect of R$ 4,597.

The Company adopts the incremental cost method to recognize its obligation to honor the program benefits, by estimating total expenses of redeeming these tickets, taking into account the current average capacity levels of the flights and marginal cost, per passenger transported (basically insurance and catering). Revenue resulting from the TAM Loyalty Program partnerships, from credit cards, hotels, rental car and others are recorded when the points are issued to participants.

4 Consolidated financial information

The consolidated interim financial information included the interim financial information of TAM and its subsidiaries, as listed below:

		Ownership percentage

	Date of consolidated
	interim financial
	information	2007	2006

TLA	09.30.2007	100.00	100.00
Fidelidade (*)	09.30.2007	99.99	99.99
TAM Capital (*)	09.30.2007	100.00	-
TAM Financial (*)	09.30.2007	100.00	-
Mercosur	08.31.2007	94.98	94.98
TP Participações	09.30.2007	99.99	99.99

The accounting polices have been consistently applied by the consolidating companies and are aconsistent with those used in the previous period and year.

(*) The quarterly financial information of TLA, which were used as the basis for the consolidation by TAM S.A., take into consideration its balances consolidated with those of subsidiaries Fidelidade, TAM Capital and TAM Financial.

Among the main consolidation procedures its is important to mention:

i.
The revaluation of Mercosur’s fixed assets has been considered in the consolidated financial information, in order to comply with the Company’s accounting practices. However no accounting adjustments were made to the statutory books in its country of origin;

ii.
The shareholders’ equity of the companies headquartered abroad (Mercosur, TAM Capital and TAM Financial) was translated into Reais at the exchange rate in effect on the interim close date in accordance with Pronouncement XXV of IBRACON, as approved by CVM Deliberation 28/86. The calculation of the equity in earnings of subsidiaries comprises, in addition to the participation in income, the effects of the exchange rate variation on the shareholders’ equity of the subsidiary and;

iii.
The company consolidated its investments in its financial information as required by CVM instruction Nº408/2004 and the income from these funds was recognized in the “Financial income” account as set out in Note 5.

5 Financial investments - Consolidated

(a) Composition of balances

	Profitability
	(average weighted)	09.30.2007	06.30.2007

In local currency

Investment funds		18,022	19,124
Bank deposit certificates – CDB	103.3% of CDI	131,607	114,776
Variable income bonds
Fixed Interest	10.5% p.a.	834,232	810,918
Variable	114.7% of CDI	7,058	12,017
	100% of Selic	270,982	283,566
	IPCA + 6.9%	105,269	196,587
	IGPM + 6.2% p.a.	25,186	23,867
Overnight		139,948	90,732
Debentures	101.9% of CDI	76,275	75,575
Variable income funds and shares		11,174	16,518
Others		78,437	75,838

		1,698,190	1,719,518

In foreign currency
Fixed income funds		11,765	7,726
Bank deposit certificates – CDB	11.34% p.a.	561,067	664,537

		572,832	672,263

		2,271,022	2,391,781

(b) Exclusive investment funds

	Parent Company		TAM		Net Equity

	09.30.2007	06.30.2007	09.30.2007	06.30.2007	09.30.2007	06.30.2007

Spitfire II Fundo de
Investimento em Cotas
de Fundos de
Investimento
Multimercado	424,648	446,316	1,206,183	1,224,370	1,630,831	1,670,686

Total	424,648	446,316	1,206,183	1,224,370	1,630,831	1,670,686

Through the this investment fund, the Company participates indirectly of following funds:

  Constellation Fundo de Investimento Multimercado;
  14 BIS Fundo de Investimento Multimercado;
  Fundo de Investimento Multimercado First Class;
  Stearman Fundo de Investimento Multimercado;
  Cruiser Fundo de Investimento Multimercado;
  Tucano Fundo de Investimento Multimercado.

These funds are designed to invest in quotas of various classes of investment funds and/or in multimarket investment funds with the objective of obtaining an interest yield in excess of the interbank interest rate – also known as DI.

The financial investments in investments funds can be redeemed at any time without loss of revenue.

6 Customers accounts receivable – Consolidated

(a) Composition of balances

	09.30.2007			06.30.2007

	Domestic	International	Total	Total

Cargo agencies	5,733	50,377	56,110	44,643
Travel agencies	231,632	37,314	268,946	287,964
Credit cards	484,000	46,961	530,961	515,516
Other airlines	1,335	5,732	7,067	5,745
Account holders	30,486	1,598	32,084	58,802
Prepaid checks	18,155	-	18,155	13,326
Others	123,932	18,651	142,583	80,986

Total	895,273	160,633	1,055,906	1,006,982

Allowance for doubtful accounts	(38,234)	(10,528)	(48,762)	(42,849)

Total	857,039	150,105	1,007,144	964,133

“Others” includes mainly receivables derived from product swaps and sales of Loyalty Program points to affiliated partners.

(b) Aging list – Receivables by due date

Composition	09.30.2007	06.30.2007

Not yet due	980,703	933,166
Overdue
Up to 60 days	16,330	18,774
From 61 to 90 days	5,911	2,737
From 91 to 180 days	6,538	5,200
From 181 to 360 days	7,964	6,737
Over 360 days	38,460	40,368

	1,055,906	1,006,982

(c) Changes in the allowance for doubtful accounts

			Nine months period
	Quarter ended of		ended of

	09.30.2007	09.30.2006	09.30.2007	09.30.2006

Balance at the beginning of the period	42,849	26,388	38,387	31,536
Increases (recorded as sales expenses)	6,001	28,903	10,842	33,881
Recovered in the period	(88)	(9,071)	(467)	(19,197)

Balance at the end of the period	48,762	46,220	48,762	46,220

7 Inventories - Consolidated

(a) Composition of balances

	09.30.2007	06.30.2007

Spare parts and material for repairs and maintenance	130,030	115,601
Other inventories	5,482	7,496

Total	135,512	123,097
Provision for loss on realization	(14,055)	(11,409)

Total	121,457	111,688

“Other inventories” is mainly composed of uniforms, stationary and catering items.

(b) Change in provision for loss on realization of inventory

The changes in provision for obsolete inventories are summarized as follows:

			Nine months
	Quarter ended of		period ended of

	09.30.2007	09.30.2006	09.30.2007	09.30.2006

Balance at the beginning of the period	(11,409)	(12,233)	(10,954)	(12,527)
Additions (recorded as “cost of services
rendered”)	(7,661)	(280)	(10,259)	(548)
Reversal	5,015	874	7,158	1,436

Balance at the end of the period	(14,055)	(11,639)	(14,055)	(11,639)

8 Advances to aircraft manufacturers - Consolidated

At September 30, 2007, advances to aircraft manufactures are represented by U.S. dollar denominated contractual prepayments, made to the manufacturer, of R$ 929,158 (June 30, 2007 - R$ 827,829), equivalent to US$ 505,279 thousand (June 30, 2007 – US$ 429,773 thousand). Of this amount, R$ 286,916 (June 30, 2007 – R$ 671,286) refers to aircraft which will be delivered in long-term.

The advances are classified as current and non current assets, since TLA is guaranteed reimbursement of these amounts when the aircraft is leased by the manufacturer, or when the financing for the equipment is agreed.

9 Deposits in guarantee - Consolidated

Deposits and collaterals in guarantee relating to the lease of aircraft and engines serve mainly to guarantee payments of operating lease installments. Such deposits and collaterals are denominated in U.S. dollars, and accrue interest based on the London Interbank Offered Rate ("Libor'') plus a spread of 1% per annum (p.a.). The terms for redemption are defined in the lease contracts.

10 Investments

(a) Composition of balances

	Parent Company		Consolidated

	09.30.2007	06.30.2007	09.30.2007	06.30.2007

Investments in subsidiaries	1,500,327	1,455,262	-	-
Negative goodwill on acquisition of subsidiaries	(10,920)	(10,740)	-	-
Other investments	-	-	70	70

	1,489,407	1,444,522	70	70

(b) Information on subsidiaries

	09.30.2007			06.30.2007

		Transportes
	TAM Linhas	Aéreos del
	Aéreas S.A.	Mercosur S .A.	Total	Total

Number of shares
Total	2,064,602	87,653
Held	2,064,602	83,253
Ownership percentage	100.0	94.98

Shareholders’ equity	1,448,082	55,007
Income/(Loss) of the quarter	52,553	(432)
Net income of the nine months period ended	80,124	1,620
Book value of investment	1,448,082	52,245	1,500,327	1,455,262
Equity in earnings – quarter	52,553	(410)	52,143	(28,114)
nine months period ended	80,124	1,540	81,664	29,520

The Company also holds 99,99% of shares of TP Participações, whose shareholders´equity amount to R$ 100 (in Reais). Presently, this company has no operations and will become active when investment in other companies becomes necessary.

11 Related party transactions

	09.30.2007					06.30.2007

	TAM.	TLA.	Mercosur	Fidelidade	Total	Total

TAM
Interest on shareholders’ equity and dividends
receivable	-	16,911	-	-	16,911	16,911
Current payables – intercompany loans	-	(536)	-	-	(536)	(536)

TLA
Accounts receivable	-	-	1,444	58,309	59,753	49,616
Accounts payable	-	-	(865)	-	(865)	(1,016)
Long-term receivables – intercompany loans	536	-	-	-	536	536
Interest on shareholders’ equity and dividends
payable	(16,911)	-	-	-	(16,911)	(16,911)
Other operating income	-	-	23,080	-	23,080	15,398

Mercosur
Cost of services rendered	-	(23,080)	-	-	(23,080)	(15,398)
Accounts receivable	-	865	-	-	865	1,016
Accounts payable (deposit as guarantee)	-	(1,444)	-	-	(1,444)	(1,433)

Fidelidade
Accounts payable	-	(58,309)	-	-	(58,309)	(48,183)

	(16,375)	(65,593)	23,659	58,309	-	-

At September 30, 2007, TLA received from Táxi Aéreo Marília S.A. ("TAM Marília"), a company under common control, R$ 178 and R$ 730 for the three and nine months period ended September 2007 recorded as “cost of services rendered” (September 30, 2006 – R$ 402 and R$ 969), relating to services provided, such as the use of its importations area and aircraft insurance.

TLA and TAM Marília signed a contract the utilization of the hangar located by the Congonhas airport, for a period of 10 years. TLA paid to TAM Marília R$15,500 and may use the facilities and the infra-structure of the hangar, providing the same cargo services, as those previously provided in the old cargo terminal. The total amount was established based on valuation reports performed by independent companies, refleting the economic premium obtained by such a location in TLA cargo activities.

The Company and its subsidiaries signed a contract on March, 2005 with TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. ("TAM Milor") for the right to use the "TAM" brand. This contract establishes a monthly fee, adjusted annually by IGPM, which totaled to R$ 3,602 and R$ 10,728 for the three and nine months period ended at September 30, 2007 (2006 – R$ 3,483 and R$ 10,434), respectivily recorded as “Administrative expenses”.

The operations performed between the companies were carried out under normal market conditions.

12 Property, plant and equipment – consolidated

(a) Composition of balances

	09.30.2007			06.30.2007

					Annual
		Accumulated			depreciation
	Cost	depreciation	Net	Net	rates- %

Flight equipment	834,157	(387,223)	446,934	444,456	5.29
Land and buildings	200,760	(11,242)	189,518	202,487	2.39
Computers and software	105,574	(55,370)	50,204	53,027	20.00
Machinery and equipment	71,387	(35,746)	35,641	35,658	10.00
Furniture, fixtures and facilities	27,635	(12,842)	14,793	14,500	10.00
Vehicles	36,241	(28,493)	7,748	7,782	20.00
Software	13,018	(1,678)	11,340	11,323	33.33
Construction in progress	50,333	-	50,333	45,427	-
Others	47,427	(13,218)	34,209	32,542	5.80

	1,386,532	(545,812)	840,720	847,202

“Flight equipment” includes engines and spare parts “Other” is mainly composed of improvements carried out on the runway at the São Carlos Technology Center.

On August 1, 2007, the Board of Directors has approved a donation of the land utilized previously by the Cargo Terminal – TAM Express, with the intention of providing the location for a memorial of the victims of the accident flight 3054. Considering that part of the building was given as part of the guarantees linked to a financial loan, the donation is conditioned to the approval of the financial institution involved. Due to this, on September 30, 2007, the amount of R$ 1,886 was recorded against the Non-operating result regarding the land which will be written-off only after formally released by the financial institute.

The reimbursement of the losses incurred with the building and others assets involved in the accident has been discussed with our insurance company and the understanding of the Board of Directors is that the losses will be fully refunded.

The liens (Note 13) on property, plant and equipment amounted to R$ 110,499 (June 30, 2007 – R$ 110,499)

(b) Revaluation ( Note 22 (c))

TLA, updated its revaluation of aircraft engines and properties at November 30, 2006, based on an independent revaluation, which was approved at the Extraordinary Board Meeting held on December 29, 2006. This revaluation resulted in an increase in stockholders’ equity of R$ 9,541 (R$ 7,332 net of tax, by CVM Deliberation nº 273/98). The revaluation was based on the current fair market value of the assets. When applicable, new estimates of useful lives of these items were determined.

Mercosur revalued its aircraft engines and property at November 30, 2006, based on an independent revaluation. This revaluation resulted in a decrease in the Company’s stockholders’ equity, of R$ 633 (R$ 601 net of tax in TLA). The revaluation was based on the current fair market value of the assets.

As required by CVM Deliberation nº 183/95, upon realization of the revaluation reserve R$ 739 e R$ 2,985 was appropriated to the “Retained earnings” in the three and nine month periods ended September 30, 2007 (September 30, 2006 – R$ 876 e R$ 2,706).

04.01 – Explanatory notes

13 Loans and financing – Consolidated

		Interest rates	Payment terms and
	Guarantees	(weighted average)	year of last payment	09.30.2007	06.30.2007

Local currency
Leasing of IT equipment	Promissory note R$ 13,497	CDI + Spread of 1.3% p.a.to 3.0% p.a.(2.9% p.a.)	Monthly until 2010	11,634	14,731
Leasing of IT equipment	Promissory note R$ 8,264	Fixed interest 3.0% to 23.4% p.a.(12.0% p.a.)	Monthly until 2008	18,949	20,005
FINEM – Sub credit A	Lien over assets and accounts receivable	TJLP + 4.5% p.a.	Monthly until 2011	61,982	65,696
FINEM – Sub credit B	Lien over assets and accounts receivable	Basket of currencies BNDES + 3.0% p.a.	Monthly until 2012	8,663	9,549
Compror	No guarantee	100% p.a. to 101.5% p.a. of CDI (100.8% p.a.)	Monthly until 2007	239,033	210,526
Others	Fiduciary alienation + promissory note $ 7,131	TJLP + Spread of 3.04% p.a. to 5.5% p.a. (10.3% p.a.)	Monthly until 2012	7,151	7,094

Total in local currency				347,412	327,601

Foreign currency
		Fixed interest 5.6% p.a to 6.32% p.a.and 12 month
FINIMP	Promissory note USD 21,761 thousand	Libor + 0.2% p.a.to 1.6% p.a.(5.8% p.a.)	Annual until 2009	124,871	131,287
		6 month Libor+ Spread of 1.6% p.a.to 3.0% p.a.
International Finance Corporation (“IFC”)	Guarantee deposit of USD 2,500 thousand	(7.8% p.a.)	Six-monthly until 2012	56,832	50,668
Leasing renegotiation	Letter of guarantee	Fixed instalments of US$ 55 thousand	Monthly until 2022	11,687	12,372
Financing - Machinery and equipment	Guarantee deposit	1 month Libor + 5.0% p.a.	Monthly until 2008	803	880
Financing – Advances to aircraft manufactures	Unconditional garantee	Fixed interest of 0.6% p.a	Monthly until 2008	437,699	354,982
Others	Promissory notes USD 3,165 thousand	Fixed interest of 8.5% p.a.	Monthly until 2007	643	677

Total in foreign currency				632,535	550,866

Total in local and foreign currency				979,947	878,467

Current				(675,040)	(306.689)

Non-current				304,907	571,778

FINIMP – Import Financing, FINAME – Government agency financing for machinery and equipment, TJLP – Long term interest rate and CDI – Interbank deposit rate

Long-term amounts fall due as follows:

Year	09.30.2007	06.30.2007

2008	186,610	424,716
2009	58,252	86,294
2010	25,383	25,478
2011	22,536	22,632
2012	3,539	3,664
After 2012	8,587	8,994

	304,907	571,778

The Company is subject to covenants under its loan facilities such as financial ratios, limitation of issuance of new debt facilities and priority of prepayment of loans. As of September 30, 2007 the Company is in compliance with all of its covenants.

14 Leases Payable - Consolidated

		Monthly
		payments
	Financial interest	with final
	(weighted average)	due date in	09.30.2007	06.30.2007

Foreign currency

Airbus A319/A320 engines	6 month Libor (5.1% p.a.)	2015	40,717	38,353
Airbus A330 engines and spare
parts	1 month Libor (5.1% p.a.)	2009	4,275	4,599
Refinancing of operational	1 month Libor (5.1% p.a.)	2009	17,156	19,170
lease installments	6 month Libor (5.1% p.a)	2016	45,453	51,075
	3 month Libor (5.2% p.a.)	2009	12,315	12,677
	Fixed interest of from 1.1% p.a.	2009	11,911	12,001

Total			131,827	137,875

Current			(68,800)	(68,802)

Non-current			63,027	69,073

The lease obligations above are secured by letters of credit issued and deposits in guarantee by the Company.

Long term amounts fall due as follows, per year:

Year	09.30.2007	06.30.2007

2008	28,141	16,397
2009	7,736	19,963
2010	6,000	9,796
2011	5,603	9,380
2012	4,977	5,233
After 2012	10,570	8,304

	63,027	69,073

15 Commitments - Consilidated (a) Operating leases

TLA has obligations arising from operating lease commitments. The obligations under these lease commitments are not reflected in the balance sheet because the contracts do not include purchase options for the aircraft subject to the lease agreements by TLA or any related subsidiary. These operating leases cover: 13 Fokkers-100, 15 Airbus A319, 63 Airbus A320, 2 Airbus A321, 10 Airbus A330 and 3 MD-11 (June 30, 2007 - 15 Fokkers-100, 15 Airbus A319, 64 Airbus A320, 10 Airbus A330 and 3 MD-11). These contracts are for average to 102 months and are denominated in U.S.dollar and Libor. The cost of aircraft leases, recognized in the consolidated statement of operations in “Costs of services rendered”, totaled R$ 220,153 and R$ 625,312 for the three and nine month periods ended September 30, 2007 (2006 – R$ 189,143 and R$ 532,941), respectively equivalent to US$ 114,801 thousand and US$ 312,235 thousand (2006 – US$ 87,127 thousand and US$ 243,864 thousand), respectively.

In addition, to meet the payment conditions established by contract, the Company offered promissory notes guaranteed by TAM totaling at September 30, 2007 US$ 50,053 thousands (June 30, 2007 – US$ 50,982 thousands).

For most of the obligations the Company offered letters at guarantee or guarantee deposits for most at the operating leases.

Future disbursements due on these contracts (expressed for purpose of convenience in U.S. dollars, at the balance sheet exchange rates) are as follows:

Future disbursements on these contracts, per year of maturity, are summarized below:

			In thousands of US dollars

		Monthly
	Financial interest	payments with
	(weighted average)	final payment in	09.30.2007	06.30.2007

Airbus A319	1 month Libor (5.1% p.a.)	2014	119,950	113,704
	3 month Libor (5.2% p.a.)	2013	33,738	35,696
	6 month Libor (5.1% p.a.)	2020	228,819	169,230

Airbus A320	Fixed interest 4.0% p.a.	2012	104,758	52,875
	1 month Libor (5.1% p.a.)	2015	191,027	158,924
	3 month Libor (5.2% p.a.)	2022	764,149	560,073
	6 month Libor (5.1% p.a.)	2020	689,469	613,774

Airbus 321	3 month Libor (5,2% a.a.)	2019	111,694	-

Airbus A330	Fixed interest 4.6% p.a to 5.6% p.a (5.2% p.a)	2020	211,679	218,026
	6 month Libor (5.1% p.a.)	2017	454,300	427,362

Fokker 100	Fixed interest 1.10% p.a. to 2.0% p.a. (1.1% p.a.)	2011	38,159	53,371
	6 month Libor (5.1% p.a.)	2007	892	2,806

MD-11	Fixed payment of US$ 399	2008	11,970	14,365

Airbus Engines	Fixed interest 0.9% p.a. to 1.0% p.a.
	(0.96% p.a.)	2011	11,457	13,276
	6 month Libor (5.1% p.a.)	2014	7,353	7,722

			2,979,414	2,441,204

Future disbursements due by year are as follows:

	In thousands of US dollars

Year	09.30.2007	06.30.2007

2007	434,652	203,102
2008	114,822	374,798
2009	392,331	328,067
2010	373,321	306,129
2011	354,265	287,685
2012	315,421	268,405
After 2012	994,602	673,018

	2,979,414	2,441,204

(b) Commitments for future aircraft acquisition

i. Airbus:

In 1998, TLA signed an agreement to purchase Airbus aircrafts commitment to purchase 2 A320 aircrafts to be delivered through 2008.

In 2005, the Company signed an amendment to the contract with Airbus for the firm purchase of 20 Airbus A320 with an additional 20 options for the same aircraft family (including A319, A320 and A321), remaining 16, the delivery of the A320 family aircraft are scheduled up to 2010.

In 2006 the Company finalized the contract to acquire a further 37 Airbus aircraft (12 A319, 16 A320, 3 A321 and 6 A330) for delivery by 2010.

On June 28, 2007, the Company also signed a Memorandum of Understanding signaling its intention to purchase 22 Airbus A350XWB models 800 and 900, with more 10 options; the A350 aircrafts will be delivered between 2013 and 2018.

Additionally, the Company had confirmed the exercise of four options for Airbus A330, where two A330 will be delivered in 2010 and other two A330 will be delivered in 2011.

In 2007, TLA signed a operational leasing for 6 years, for 2 Airbus A340 500, which will be delivered between October and November of this year.

ii. Boeing:

In 2006, the Company contracted the purchase of 4 new Boeing 777-300 ER with 4 options for the same aircraft, which were exercised in 2007, and therefore, the Company has agreements to purchase eight Boeing aircraft, for delivery starting from 2008

The Company and the Boeing had also signed a short leasing operation for 3 aircrafts MD-11, that will serve as a bridge lean until the delivery of the 4 B777-300 ER.

16 Reorganization of the Fokker 100 Fleet - Consolidated

As a result of the agreement to return of the Fokker 100 fleet, on December 19, 2003, TLA cancelled 19 lease contracts, of which ten were finance leases and nine were operating leases. These aircraft, as from the date of the renegotiated lease contracts up to their return, are under operating leases. TLA agreed to pay a contractual rescission penalty in 30 consecutive quarterly installments, between April 2004 and July 2011 in the original amount of R$ 94,188. The payments are made in a quarterly basis and guarantee letters were offered by the Company.

TLA also renegotiated the rescheduled overdue installments in the original amount of R$ 49,599.

At September 30, 2007, the total commitment under the Fokker 100 fleet operating leases arrangements amounted to R$ 54,552 (June 30,2007 – R$ 59,363), equivalent to US$ 29,666 thousand (June 30,2007 – US$ 30,819 thousand), of which R$ 8,723 (June 30,2007 – R$ 8,494) is classified in current liabilities.

Non-current maturities have the following distribution:

	Consolidated

Year	09.30.2007	06.30.2007

2008	2,722	5,715
2009	14,496	15,184
2010	16,428	17,209
2011	12,183	12,761

	45,829	50,869

17 Advances ticket sales - Consolidated

At September 30, 2007, the amount registered as Advances ticket sales is R$ 823,802 (June 30,2006 – R$ 860.978) which is represented by 2,619,309 (June 30, 2007 – 2,623,582) ticket coupons sold but not yet used.

18 Provision for contingencies and judicial deposits - Consolidated

Management of TLA and Mercosur recorded provisions for the estimated loss for amounts being disputed in court for those cases, as judged by the Company’s outside legal counsel, where loss to the Company is deemed probable, and for those amounts considered legal obligations under laws or decrees despite the Company’s questioning legislation. At September 30, 2007 the amount of provisions and corresponding deposits into court are summarized below:

	09.30.2007			06.30.2007

	Provision for	Judicial
	contingencies	deposits	Net	Net

Tax obligations
Contribution for Social Security - COFINS (i)	307,424	(25,397)	282,027	254,591
Social Integration Program - PIS (i)	88,615	(8,450)	80,165	80,206
Additional tariff (ii)	302,077	-	302,077	282,708
Withholding income tax (IRRF) on leases	12,501	-	12,501	12,309
Staff fund (iii)	65,389	-	65,389	59,987
Income tax	-	(3,164)	(3,164)	(3,164)
Others	9,090	(16,471)	(7,381)	(8,055)

	785,096	(53,482)	731,614	678,582

Labor	12,025	(4,033)	7,992	4,690
Civil	17,607	(15,140)	2,467	10,178

	814,728	(72,655)	742,073	693,450

(i)
Corresponds to the discussion of the constitutionality of the change in the tax base of the PIS and the increase in the contribution and basis of calculation of COFINS, introduced under Law nº 9718/98. Judicial deposits were made for certain months, and others TLA is supported by judicial measures. These amounts, net of judicial deposits, are updated based on the SELIC.

On November 9, 2005, the Supreme Federal Court ruled that the change in the tax base was unconstitutional. During the first quarter, the Company has been successful in obtaining favorable ruling on one process which has enabled the partial reversal of established provision in the amount of R$ 7,560, where R$ 3,496 has been from administrative expenses and R$ 4,064 from financial expenses. At September 30, 2007, seven processes are yet to be judged.

(ii)
Corresponds to the collection of 1% on the amount of fares of all tickets sold for regular domestic routes. TLA management, based on the opinion of its outside legal counsel, is contesting the constitutionality of this collection, and non-payment is supported by a judicial order.

(iii)
Corresponds to the collection of 2.5% per month on the payroll for on the payroll for private social service and professional formation entities. TLA management, based on the opinion of its outside legal counsel, is contesting the constitutionality of this collection, and the non-payment is supported by a judicial order.

(iv)
In the quarter ended March 31, 2007, the judicial deposits presents a value in excess of the contingency provision because of judicial withholding orders and judicial deposits for contingencies not included within the provision which is recorded in accordance with the CVM’s Orientation no. 15/87.

Value-Added Tax (“ICMS”)

a)
On December 17, 2001 the Federal Supreme Court ruled that domestic and international air passenger transportation revenue, as well as international air cargo transportation revenue were no longer subject to ICMS.

ICMS taxation on domestic air cargo transportation revenue is still due. Management recorded a provision September 30, 2007 of R$ 8,198 (June 30, 2007 – R$ 7,673), in Taxes and tariffs payable. The installments due in more than one year at September 30, 2007 totaling R$ 146 (June 30, 2007 – R$ 157) are classified as long term liabilities under “Other liabilities”.

b)
Collected of certain ICMS payments made from 1989 to 1994 were later ruled to have been unconstitutional. TLA has filled several suits, in different states of the country, to claim the amount paid in error. The Company will recognize the credits, estimated at approximately R$ 55,000 and corresponding indexation adjustments, when final recovery is assured.

The changes in provision for contingencies and tax obligations under judicial dispute are summarized as follows:

			Nine months
	Quarter ended of		period ended of

	09.30.2007	09.30.2006	09.30.2007	09.30.2006

At beginning of the period	763,457	678,459	722,761	654,101

Increases (recorded as “administrative
expenses”)	95,459	96,856	234,252	256,082
Reversals (recorded as “administrative
expenses”)	-	(2,598)	(462)	(2,685)
Payments	(44,188)	(46,395)	(141,823)	(181,176)

At the end of the period	814,728	726,322	814,728	726,322

The Company and its subsidiaries are involved in other contingencies involving fiscal, labor and civil claims in the amount of R$ 399,360 at September 30, 2007 (June 30, 2007 - R$ 396,426).based on the opinion of its legal counsel, the Company believes that the chances of success for the remaining amounts are probable and therefore, no provision has been recorded.

(b) Contingent assets

(i)	Compensation for fare insufficiency

TLA filed a lawsuit against the Federal Government demanding indemnity for losses arising in the period from 1988 to 1993, when the fares were regulated by the Federal Government.

In April 1998, the lawsuit was ruled in the Company’s favor by lower court of the Federal Justice, and an indemnity of R$ 245 million was determined based on a calculation made by an expert. This amount is subject to delinquent interest since September 1993, and inflation adjustment since November 1994. The First Panel of Higher Court of Justice accepted the special appeal made by the Company determining that the Federal Court of Appeals judge the merit of the case without intervention from the Public Prosecutor.

(ii)	Additional of airport tariffs ATAERO

TLA filed a claim for anticipated custody addressing the legality of the additional amount to tariffs (ATAERO), which rate is 50% on the tariff amount. At September 30, 2007, the amount under discussion totaled R$ 501,000 (June 30, 2007 - R$ 477,000), not recognized in the interim financial information.

Management has not recognized in the interim financial information any amount for this indemnity and will do so only when the lawsuit is legally confirmed in its final instance.

19 Debentures - Consolidated

The outstanding balance per issue is set out below:

Date	Series	Quantity	Amount	09.30.2007	06.30.2007

TAM
August 01, 2006	exclusive	50,000	10,000	509,167	525,253

TLA
April 22, 2003	first	473,006	47,301	8,557	12,574
April 22, 2003	second	222,835	22,284	4,031	5,924
May 16, 2003	third	177,165	17,717	4,203	5,647

		873,006	87,302	16,791	24,145

Total				525,958	549,398

Current				(25,958)	(49,398)

Long term				500,000	500,000

TAM

On July 7, 2006 Board of Directors approved the issue for public distribution of nominative, non-convertible debentures with no guarantee or preference but for provided by TLA.

The debentures have a nominal value of R$ 10,000 and a term of six years, the repayment terms call for three successive, equal, annual payments the first of which falls due on August 1, 2010.

Interest is to be paid every six months at a rate equivalent to 104.5% of the CDI as calculated and published by the custodian and liquidation chamber (“CETIP”).

TLA

At the Extraordinary General Meeting held on April 7, 2003 stockholders approved the private issuance of non-convertible debentures, without the issuance of warrants or certificates, with nominal value of R$ 100.00 each. These debentures have already been placed in three series. Each series falls due 60 months after the subscription date.

Debentures are guaranteed by a pledge of credit rights, and interest is 4.75% per annum plus Long-Term Interest Rate (TJLP). The guarantee offered corresponds to the cash balance deposited by travel agents and held at Itaú Bank, on each 24th day of the month, in amounts considered sufficient to settle the monthly installments.

20 Senior notes - Consolidated

On April 25, 2007, TAM Capital, has issued 7.375% US$ 300 million senior notes due 2017 (“Notes”) in a transaction under the United State Securities Act of 1933, as amended. Even with the exemption, the Company opted to register the securities with the SEC in October 2007. At September 30, 2007, the outstanding amount of the Notes was R$ 569,187 (June 30, 2007 - R$ 585,673) , equivalent to US$ 309,526 thousand (June 30, 2007 – US$ 304,056 thousand), including R$ 17,517 (June 30, 2007 - R$ 7,813) of interest accrued classified as current liabilities.

21 Income tax and social contribution - Consolidated

(a) Reconciliation between nominal and effective income and social contribution taxes

	Quarter ended of		Nine months period ended of

	09.302007	09.30.2006	09.30.2007	09.30.2006

		(Note 22 (f))		(Note 22 (f))
Income before income tax and social
contribution	78,041	330,989	128,363	726,267
Composite statutory rate - %	34%	34%	34%	34%

Nominal income tax and social contribution	(26,534)	(112,536)	(43,644)	(246,931)
Non deductibles/non taxables items	(3,007)	(3,069)	(5,573)	(3,068)

	(29,541)	(115,575)	(49,217)	(249,999)

Income tax and social contribution
Current expense	(22,812)	(87,811)	(101,117)	(188,557)
Deferred (expense) benefit	(6,729)	(27,764)	51,900	(61,442)

	(29,541)	(115,575)	(49,217)	(249,999)

The above statement reflects only the activity of the Company and TLA, since Mercosur, as prescribed by the legislation of its country of origin is subject to income tax directly on gross sales and tax credits on Fidelidade have not been recognized due to the recurrent losses.

(b) Composition deferred income tax and social contribution assets

	09.30.2007	06.30.2007

Tax loss and accumulated negative basis of social contribution	-	2,165
Temporary differences in the calculation of taxable income	188,754	193,686

Total	188,754	195,851

Current	(33,390)	(34,051)

Non current	155,364	161,800

The temporary differences are basically related to contingency provisions, allowance for doubtful accounts and exchange variations.

Based on annual taxable income projections, adjusted to present value based on market interest rates, as well as current legislation related to the offset of taxable income (limited to 30% annually for negative basis of social contribution), management of the Company and TLA estimates that the utilization of deferred tax credits will be completed by the end of the current financial year.

The Company’s management believes that the tax credit related to temporary differences will be realized proportionally to the end of the contingencies and the other events related to.

(c) Deferred income and social contribution tax liabilities

As prescribed by CVM Deliberation 273/98, the revaluation reserve recorded at September 30, 2007 is net of income and social contribution tax charges incurring on revaluation increments calculated on aircraft turbines and property. The deferred taxes were calculated based on the rates estimated for taxation and totaled R$ 51,207 at September 30, 2007 (June 30, 2007 - R$ 55,222).

22 Shareholders’ equity

(a) Capital

As at September 30, 2007 and June 30, 2007, subscribed and paid-in capital is comprised of 150,563,341 shares, of which 59,791,955 are common shares and 90,771,386 are preferred shares. At September 30, 2007 and June 30, 2007, authorized capital amounts to R$ 1,200,000 and can be increased upon issuance of common and preferred share with the Board of Directors’ approval.

At September 30, 2007 the Company did not hold any shares in treasury.

Common share confer to its bearer the right to vote in general meetings.

The preferred shares do not have the right to vote in general meetings, except in limited matters, however, they have priority in the distribution of dividends, priority in capital reimbursement, without any premium, in the event the Company is liquidated and the right to participate, under the same terms as the common shares, in the distribution of any benefits to the stockholders.

On March 10, 2006 the Board of Directors approved the global offering of 5,000,000 preferred shares issued by the Company. The price of the primary offering of preferred shares was R$ 42.00, totaling R$ 210,000. The share premium on the issue was R$ 183,619.

In April, 2006, as a result of the exercise of the over-allotment option under the preferred shares distribution agreement related to the March 2006 public offering of shares, the Company issued 1,503,879 preferred shares at the price of R$ 42.00 per share. The over-allotment option was approved by the Company. totaling R$ 63,164. The share premium on the issue was R$ 55,229.

During 2006, the Company reached its BOVESPA Level 2 requirement to have a free float of 25% of its shares. Since April, 2006 the free float was 45.39% (unaudited).

(b) Capital reserve – Share Premium account

The premium on the subscription of shares is allocated to all stockholders equally.

(c) Revaluation reserve (Note 12(b))

The amount from the revaluation reserve constituted in previous years, proportional to the depreciation on the revalued assets, was transferred to the “accumulated income” line, and, three and nine months period ended at September 30, 2007, totaled R$ 739 and 2,985 (June 30,2006 – R$ 876 and 2,706). Of the total reserve, R$ 31,418 corresponds to the revaluation of land, which will only be realized upon sale.

In accordance with CVM Instruction nº. 197/93, the deferred tax charges on the revaluation reserve, which at September 30, 2007 amounted to R$ 51,207 (June 30, 2007 - R$ 55,222), are recognized in the statement of operations to the extent that the reserve is realized.

(d) Dividends

Pursuant to the Company's statutes, stockholders are assured a minimum dividend of 25% of adjusted net income for the year, after deducting 5% appropriated to the legal reserve, up to a maximum of 20% of capital. The preferred shares have priority in capital reimbursement and the right to a dividend at least equal to that distributed to the common shares.

(e) Stock Option Plan

At the Extraordinary Stockholders' Meeting held on September 29, 2005, the stockholders approved the stock option plan. The Board of Director´s is responsible to define and manage the Stock Option Plan.

The maximum dilution effect to the Company's stockholders is 2% of outstanding shares, or 2,857,247 shares, for a share options to be granted to full time employees by the Board of Directors.

At the Extraordinary Stockholders’ Meeting held on September 27, 2007, the stockholders approved the special granting of stock options for two hundred and thirty thousand (230,000) preferred shares issued by the Company to a Directors, in compliance with the following conditions: (a) the price of shares subject to the stock option granted shall be the average price of the Company’s preferred shares in the month of August 2007, according to the BOVESPA; (b) the price per share determined pursuant to the abovementioned condition shall be granted with a twenty percent (20%) discount; (c) the options may be exercised within twenty-four (24) months as of the granting date, as long as, during that term, the Director does not terminate his work agreement without reason, nor does the Company with reason; (d) the granting right and the exercise of the options is maintained in cases of permanent disability or decease of the Director, and may be exercised by his heirs and successors; (e) the granting approved herein must happen on this date, and the Board of Executive Officers shall be responsible for taking all applicable measures; (f) this granting is extraordinary and does not harm the rights of the Director in relation to the granting resulting from the Company’s Stock Option Plan, since his hiring

The Board of Director´s granted the release of 955,005 prefered shares rebated to the 1st grant an 2nd grant and 230,000 preferred shares to the special grant as options under the plan as shown below:

	1st grant	2nd grant	Special grant

Date	December 28, 2005	November 30, 2006	September 27, 2007
Number of share	715,255	239,750	230,000
Exercise price – R$ per share	14.40	43.48	38.36
Readjustment index	IGPM	IGPM	IGPM

(f) Prior period adjustment

During the first quarter of 2007, the Company, pursuing on-going improvements in best corporate governance practices and financial controls, changed its accounting practice and began to record derivative financial instruments at their fair value market. The previous accounting practice was recognize derivative financial instruments at their amortized cost. The Company retrospectively applied this accounting practice to prior periods.

For the three and nine months periods ended September 30, 2006, the income statement effect of recording derivatives at fair market value was a benefit of R$ 3,662 and R$ 82,579 (R$ 2,147 and R$ 54,502 net of the tax effect), respectively.

23 Gross sales segment report - Consolidated

The Company utilizes its gross sales segment report by type of service rendered and by region, as follows:

(a) By type of service rendered

			Nine months period
	Quarter ended of		ended of		Variation (V%)

	09.30.2007	09.30.2006	09.30.2006	09.30.2007	Quarter	Period

Domestic revenue
Schedule - Passenger	1,181,110	1,399,424	3,362,210	3,709,355	-15.6	-9.4
Charter - Passenger	33,245	61,239	114,892	167,243	-45.7	-31.3
Cargo	87,083	84,881	259,953	234,065	2.6	11.1

	1,301,438	1,545,544	3,737,055	4,110,663	-15.8	-9.1

International revenue
Schedule - Passenger	542,838	439,447	1,573,700	1,047,865	23.5	50.2
Charter - Passenger	11,605	14,014	18,296	22,236	-17.2	-17.7
Cargo	112,629	39,108	291,979	105,546	>100.0	>100.0

	667,072	492,569	1,883,975	1,175,647	35.4	60.3

Other operating revenue
Partnerships with TAM Fidelidade
Program	74,619	56,382	215,984	145,696	32.3	48.2
Aircraft sub-lease	-	6,929	-	33,992	<100.0	<100.0
Travel and tourism agencies	9,285	5,718	17,426	16,358	62.4	6.5
Expired tickets and others	93,620	68,412	258,425	181,004	36.8	42.8

	177,524	137,441	491,835	377,050	29.2	30.4

Gross operating revenue	2,146,034	2,175,554	6,112,865	5,663,360	-1.4	7.9

(b) By region

			Nine months period
	Quarter ended of		ended of		Variation (V%)

	09.30.2007	09.30.2006	09.30.2007	09.30.2006	Quarter	Period

Brazil	1,478,963	1,682,984	4,228,891	4,487,715	-12.1	-5.8
Europe	275,414	189,011	774,156	419,986	45.7	84.3
North America	262,896	123,546	738,968	391,239	>100.0	88.9
South America (excluding Brazil)	128,761	180,013	370,850	364,420	-28.5	1.8

	2,146,034	2,175,554	6,112,865	5,663,360	-1.4	7.9

24 Main costs and expenses - Consolidated (a) Quarter ended of September 30:

	2007						2006

		Expenses

	Cost of
	services		General and	Directors'
	rendered	Selling	administrative	Fees	Total	%	Total	%

Personnel	267,805	28,934	25,612	3,333	325,684	16.2	207,210	12.0
Fuel	656,183	-	-	-	656,183	32.7	601,540	34.8
Depreciation and
amortization	20,137	340	8,408	-	28,885	1.4	25,611	1.5
Maintenance and
repairs (except
personnel)	131,294	-	-	-	131,294	6.6	104,742	6.1
Aircraft insurance	8,340	-	-	-	8,340	0.4	9,486	0.5
Take-off, landing
and navegation aid
charges	111,585	-	-	-	111,585	5.6	84,692	4.9
Leasing of airraft
and equipment	223,796	1,015	1,689	-	226,500	11.3	193,289	11.2
Third party services	27,428	47,979	66,853	-	142,260	7.1	155,657	9.0
Commercial and
marketing	-	259,887	-	-	259,887	13.0	241,769	14.0
Other	72,774	24,326	16,565	-	113,665	5.7	102,400	6.0

	1,519,342	362,481	119,127	3,333	2,004,283	100.0	1,726,396	100.0

(b) Nine months period ended of Setember 30,:

	2007						2006

		Expenses

	Cost of
	services		General and	Directors'
	rendered	Selling	administrative	Fees	Total	%	Total	%

Personnel	730,550	81,318	72,826	17,633	902,327	15.9	602,191	13.0
Fuel	1,867,441	-	-	-	1,867,441	32.8	1,579,145	34.0
Depreciation and
amortization	60,360	1,205	21,188	-	82,753	1.5	72,806	1.6
Maintenance and
repairs (except
personnel)	341,565	-	-	-	341,565	6.0	284,789	6.1
Aircraft insurance	25,218	-	-	-	25,218	0.4	26,728	0.6
Take-off, landing
and navegation aid
charges	314,686	-	-	-	314,686	5.5	226,541	4.9
Leasing of airraft
and equipment	635,711	2,473	5,858	-	644,042	11.3	542,887	11.7
Third party services	93,772	126,806	182,604	-	403,182	7.1	399,474	8.6
Commercial and
marketing	-	687,468		-	687,468	12.1	642,688	13.9
Other	208,308	115,867	93,916	-	418,091	7.4	256,754	5.6

	4,277,611	1,015,137	376,392	17,633	5,686,773	100.0	4,634,003	100.0

25 Financial income and expense – Consolidated

			Nine months period
	Quarter ended of		ended of

	09.30.2007	09.30.2006	09.30.2007	09.30.2006

Financial income
Interest from investments and others	65,261	64,760	218,660	153,139
Exchange variation	122,327	6,937	106,633	14,423
Discounts obtained	1,241	769	10,788	2,196
Financial instruments gains	56,836	-	103,762	4,545
Other	69	42	241	713

	245,734	72,508	440,084	175,016

Financial expense
Exchange variation	(146,559)	(10,214)	(175,775)	(4,435)
Interest expense	(61,837)	(33,132)	(170,298)	(92,343)
Tax on Bank Account Transactions (“CPMF”)	(4,737)	(8,133)	(17,094)	(19,091)
Financial instruments losses	(733)	(179)	(1,780)	(4,209)
Other	-	(14,202)	(99,720)	(31,574)
	(3,940)	(2,264)	(7,812)	(11,390)

	(217,806)	(68,124)	(472,479)	(163,042)

Financial income (expense), net	27,928	4,384	(32,395)	11,974

26 Benefits for employees - Consolidated

(a) Supplementary pension plan

TLA sponsors three private pension plans TAM Prev I, II and III which supplement retirement benefits. On November 21, 2006, the Supplementary Retirement Secretariat (the “SPC”) approved the proposal to migrate participants from the TAM Prev I, II and III to a PGBL, a defined contribution plan. At September 30, 2007, there are still 5 participants which have not transferred into the PGBL.

The sponsors contribution paid in the period ended September 30, 2007 amounted to R$ 9,292 (June 30, 2007 R$ 5,968)

The independent actuary’s evaluation, dated January 29, 2007, for date basis of December 31, 2006 shows a pension asset of R$ 621, not included in the Company’s quarterly financial information.

Actuarial assumptions

The Projected Unit Credit Method was applied by an independent actuary based on the following actuarial assumptions (nominal rates, including inflation):

	Annual Percentages

	2006	2005

Economic
Nominal discount rate	11.83	11.83
Nominal estimated return rate of assets	13.72	13.72
Nominal growth rate of plan benefits	5	5
Nominal future salary growth rate	7.10	7.10
Inflation	5	5
Growth rate of social security benefits	5	5

(b) Profit sharing

In accordance with the annual Union agreement, the Company will pay a share of its profits as a result of it reaching certain performance indicators established in line with the annual budget. Consequently, management recorded as “Salaries and payroll charges” at September 30, 2007, the provision for payment of this benefit in the amount of R$12,758 (September 30, 2006 – R$ 36,252 ).

27 Insurance coverage - Consolidated

Our subsidiaries contract insurance coverage for amounts above the minimum mandatory levels deemed necessary in light of the nature of our assets and operational risks. Given the nature of the risk premises adopted, we do not revise limited these quarterly information and, accordingly, our independent auditors also do not review these assessments.

At September 30, 2007, based on the aircraft fleet of TAM Linhas Aéreas S/A and Transportes Aéreos del Mercosur, our coverage for aviation activities (including both aircraft and civil liabilities) provided for maximum indemnification of US$ 1.5 billion.

In addition, the Brazilian Government (through Law 10,744 of October 9, 2003 and Decree nº 5,035 of April 05, 2004) has committed to match civil liability damages payable to third parties that the Company may be required to pay as a result of war or terrorist attack. This law provides that the maximum liability of the Brazilian Government in respect of such matters is an amount in Reais equivalent to US$ 1 billion. The Company maintains insurance for the coverage of these risks and civil liabilities. Any payments for aircraft affected by such events would be covered by the insurance that we maintain.

Our subsidiaries also maintain insurance coverage that provides for indemnification in respect of expenses arising from robbery, risk, fire, flooding, electrical damage or other similar events affecting our facilities, vehicles or other property.

The Company maintains adequate insurance for risks which are expected to cover any obligations generated by the accident on July 17, 2007, of TAM flight 3054, with the aircraft Airbus A320.

28 Financial instruments - Consolidated

(a) General Considerations

The Company enters into transactions involving financial instruments in order to reduce the exposure of its risks. In addition, temporary cash surpluses are applied in line with current treasury policies, which are continuously reviewed, besides minimizing the impact of fuel price volatility.

The management of these financial instruments is made pursuant to operational strategies, pursuing liquidity, return and security. Management policy consists in monitoring contracted rates against current market rates. The Company does not invest in derivatives or any other high-risk assets of a speculative nature.

The Company, in order to align its accounting best practices with, corporate governance changed its criteria for recognizing financial instruments to fair value market. Changes in market value are included in the Company’s results of operations

(i) Risk from the price of fuel

Airline companies are exposed to the volatility in fuel prices. Fuel represented for the three and nine month periods ended at September 30, 2007 32.7% and 32.8% (2006 – 34.8% and 34.0%), respectively of cost of services rendered, commercial, sales and administrative expenses (Note 24).

At September 30, 2007, these operations, with maturity up to June, 2008 they are 4,200 thousand barrels (June 30, 2007 – 3,060 thousand barrels).

(ii) Foreign exchange rate risk

This risk is related to possible foreign exchange rate volatility, affecting the financial expense or income and the outstanding liabilities or assets balances indexed to a foreign currency. Part of this risk is mitigated given the fact that the Company operates overseas and revenues from these transactions are denominated in hard currency.

The existing policy for hedging foreign exchange risk is to cover of hard currency cashflow for up to twelve of the following months. At June 30, 2007 the period protected against the foreign exchange rate risk amounted to three months in function of a re-evaluation of procedures which has not yet been completed.

The Company contracts derivative financial operations, aimed mainly to protect its foreign currency exposure from fuel, engine maintenance services and financing contracts related to the expansion/maintenance of its operational activities. At September 30, 2007 there are no derivative operations, by decision of the Company´s Risk Committee.

(iii) Interest rate risk

This risk arises from possible losses (or gains) as a result of fluctuations of the interest rates to which the Company’s liabilities and assets are linked..

To minimize possible impacts from interest rate volatility, the Company has adopted a policy of diversification, alternating between contracting fixed and variable rates (such as Libor and CDI), and periodically renegotiates its contracts, in order to adapt them to current market conditions.

(iv) Credit risk

Credit risk arises from the possibility of the Company not recovering amounts receivable from services provided to consumers and/or travel agencies, or from credits held by financial institutions generated for financial investment operations.

To reduce this risk the Company has adopted the practice of establishing credit limits and permanently accompanying its debtor balance (mainly from travel agencies). With respect to marketable securities, the Company only invests with institutions with low credit risk as evaluated by rating agencies. In addition, each institution has a maximum limit for investments, as determined by the Company's Risk Committee.

(b) Financial Investments

Represented by funds designed to invest in quotas of various classes of investment funds and/or in multimarket investment funds with the objective of obtaining an interest yield in excess of the Brazilian interbank interest rate – also known as DI.

(c) Investments

TLA, Mercosur, TAM Capital, TAM Financial and TP Participações are non-public companies and, therefore, there is no information readily available to evaluate their fair market values.

29 Loyalty Program - Consolidated

At September 30, 2007, the TAM Loyalty Program carried 2,300,910 (June 30, 2007 – 2,159,845) (unaudited) one way domestic trip tickets earned by its clients but not redeemed. The Company currently records the incremental costs when awards are earned. For the three and nine months ended at September 30, 2007, 272,483 and 717,402 (September 30, 2006 — 194,392 and 506,988), respectively free tickets were granted and used by our clients. The incremental costs of points earned under the Loyalty Program for the period ended September 30, 2007 was R$ 20,582 (June 30, 2007 - R$ 18,931) as recorded “Other liabilities” The base to calculate the incremental costs accrual is an estimative of the redemption for tickets by others airlines companies, quantity of points accumulated, tickets redeemed, estimation for expired points, non-redeemed accumulated points and valued by the incremental costs of service on board, fuel, insurance and boarding pass.

The points earned by our clients from the TAM Loyalty Program are valid for two years for the redemption into tickets. This limits any growth in the liability from the program, which has tended to stabilize in relation to the number of passengers transported.

30 Subsequent event

(i)
On October 31, 2007 TLA was authorized by the Extraordinary Stockholders' Meeting to participate as an investor in the Cayman Islands’ offshore company TAM Financial Services 2 Limited, which main activities involve aircraft acquisition and financing.

(ii)
On November 1, 2007 the Extraordinary Stockholders' Meeting approved the extension of the term to subscribe stock options, as previously approved in the Meeting held on August 29, 2009 referred to in Note 22 (e), to November 15, 2007.

31    Supplementary Information - Statement of Cash flows

(a) Quarter ended of September 30,:

	Parent company		Consolidated

	2007	2006	2007	2006

		(Note 22 (f))		(Note 22 (f))
Cash flows from operating activities
Net income (loss) for the quarter	48,522	215,131	48,522	215,131
Adjustments to reconcile net income (loss) to cash
generated by operating activities
Depreciation and amortization	-	-	28,165	25,611
Deferred income tax and social
contribution	1.000	-	6,245	27,764
Provision for contingencies	-	-	51,271	47,863
Equity on investments	(52,143)	(203,005)	-	-
Amortization of goodwill	179	179	179	179
Residual value of permanent asset disposed of	-	-	27,924	5,199
Monetary and foreign exchange rate variations
and interest, net	14,730	3,352	26,549	17,282
Other provisions	-	-	14,514	19,531
Minority interest	-	-	(22)	283

(Increase) decrease in assets
Accounts receivable	-	-	(38,550)	(128,434)
Inventories	-	-	(12,415)	12,962
Taxes recoverable	(267)	2,948	(57,762)	(574)
Prepaid expenses	(98)	(1,879)	(75,281)	(77)
Prepaid aircraft	-	-	(47,062)	(40,418)
Guarantee deposits	-	-	27,583	(14,075)
Deferred income tax and social contribution	(339)	411	(51,996)	9,799
Judicial deposits	-	(7)	(2,588)	(3,540)
Advances to aircraft maintenances	-	-	35,171	-
Other receivables	79	-	11,487	(71,964)

Increase (decrease) in liabilities
Suppliers	-	-	21,033	10,003
Salaries and social charges	28	35	48,660	29,612
Advance from ticket sales	-	-	(37,176)	93,553
Taxes and tariffs payable	22	12	9,333	2,222
Leases payable	-	-	7,498	(14,917)
Provision for income tax and social
contribution	-	-	23,109	1,247
Returno f Fokker 100 fleet	-	-	(10,772)	-
Other accounts payable	(1)	-	(25,446)	(24,451)

Net cash generated (used) by operating
activities	11,712	17,177	28,173	219,791

	Parent company		Consolidated

	2007	2006	2007	2006

Cash flow from investing activities
Increase in property, plant and equipment	-	-	(47,747)	(47,515)
Investments in subsidiaries	-	(203,000)	-	-

Net cash used in investment activities	-	(203,000)	(47,747)	(47,515)

Cash flows from financing activities
Capital Increase	-	-	-	-
Financial leases/loans and financing
Increase	-	-	31,308	330,146
Payment (interest included)	-	-	-	(333,848)
Operating lease
Increase	-	-	-	-
Payment (interest included)	-	-	(12,480)	-
Debentures
Increase	-	508,486	-	508,486
Payment (interest included)	(30,815)	-	(38,760)	(7,103)
Senior notes
Increase	-	-	-	-

Net cash generated (used) by financing activities	(30,815)	508,486	(19,132)	497,681

Net increase in cash and cash equivalents	(19,103)	322,663	(39,506)	669,957

Cash and cash equivalents at the end of the quarter	503,614	955,309	2,471,111	2,234,382
Cash and cash equivalents at the beginning of the
quarter	522,717	632,646	2,510,617	1,564,425

Change	(19,103)	322,663	(39,506)	669,957

(b) Nine months period ended of September 30,:

	Parent company		Consolidated

	2007	2006	2007	2006

		(Note 22 (f))		(Note 22 (f))

Cash flows from operating activities
Net income (loss) for the period	79,064	475,560	79,064	475,560
Adjustments to reconcile net income (loss) to cash
generated by operating activities
Depreciation and amortization	-	-	82,215	72,806
Deferred income tax and social contribution	-	-	(51,900)	61,442
Provision for contingencies	-	-	91,967	72,221
Equity in investments	(81,663)	(447,879)	-	-
Amortization of goodwill	538	538	538	538
Residual value of permanent asset disposed of	-	-	31,399	10,592
Monetary and foregn exchange rate variations
and interest, net	46,219	3,350	102,018	20,481
Other provisions	-	-	13,476	17,688
Minority interest	-	-	81	708

(Increase) decrease in assets
Accounts receivable	-	-	(226,172)	(178,467)
Inventories	-	-	(10,683)	2,108
Taxes recoverable	(6,272)	7,513	(136,122)	(10,878)
Prepaid expenses	1,384	(1,879)	(84,551)	10,933
Prepaid aircrafts	-	-	(576,450)	(103,719)
Guarantee deposits	-	-	(18,911)	(18,729)
Deferred income tax and social contribution	(339)	1,641	(48,459)	17,116
Judicial deposits	-	(7)	(17,078)	259
Advances to aircraft maintenances	-	-	(16,954)	-
Other receivables	(1,244)	-	(47,730)	(118,892)

Increase (decrease) in liabilities
Suppliers	-	-	21,497	36,373
Salaries and social charges	(22)	46	37,576	30,570
Advance from ticket sales	-	-	64,592	226,420
Taxes and tariffs payable	28	20	15,173	18,768
Leases payable	-	-	-	(11,962)
Provision for income tax and social
contribution	-	(3,409)	95,401	(3,076)
Associated companies	-	536	-	-
Returno f Fokker 100 fleet	-	-	(20,067)	-
Other accounts payable	(3)	-	(16,665)	(94,919)

Net cash (used) generated by operating
activities	37,690	36,030	(636,745)	533,941

	Parent company		Consolidated

	2007	2006	2007	2006

Cash flow from investing activities
Increase in property, plant and equipment	-	-	(162,061)	(93,269)
Investments in subsidiaries	-	(203,000)	-	-

Net cash used in investment activities	-	(203,000)	(162,061)	(93,269)

Cash flows from financing activities
Capital Increase	-	273,164	-	273,164
Dividends payable	(137,106)	(29,045)	(137,106)	(29,045)
Financial leases/loans and financing
Increase	-	-	503,786	941,272
Payment (interests included)	-	-	(47,372)	(874,958)
Operating lease
Increase	-	-	-	-
Payment (interests included)	-	-	(18,172)	-
Debentures
Increase	-	508,486	-	508,486
Payment (interests included)	(65,620)	-	(91,277)	(20,661)
Senior notes
Increase	-	-	607,080	-

Net cash generated (used) by financing
activities	(202,726)	752,605	816,939	798,258

Net increase (decrease) in cash and cash
equivalents	(165,037)	585,635	18,133	1,238,930

Cash and cash equivalents at the end of the
semester	503,614	955,309	2,471,111	2,234,382
Cash and cash equivalents at the beginning of the
semester	668,651	369,674	2,452,978	995,452

Change	(165,037)	585,635	18,133	1,238,930

32 Supplementary Information - Statement of Added Value

(a) Quarter ended of September 30,:

	Parent company		Consolidated

	2007	2006	2007	2006

Revenues
Services rendered	-	-	2,146,035	2,175,554
Allowance for doubtful accounts	-	-	(5,913)	(3,485)
Non-operating	-	-	(296)	1,901

	-	-	2,139,826	2,173,970

Inputs acquired from third parties
Costs of services rendered	-	-	(759,880)	(660,588)
Material, electricity, third party services and
other	(332)	(360)	(554,758)	(565,603)

	(332)	(360)	(1,314,638)	(1,226,191)

Gross value added	(332)	(360)	825,188	947,779

Retention
Depreciation and amortization	-	-	(28,706)	(25,611)
Amortization of goodwill/subsidiaries	(179)	(179)	(179)	(179)

Net value added by the entity	(511)	(539)	796,303	921,989

Received on transfer
Equity in earnings of subsidiaries	52,143	200,588	-	-
Financial income	12,860	27,518	245,734	76,170

Total added value to distribute	64,492	227,567	1,042,037	998,159

Distribution of added value:
Personnel and social charges	(374)	(459)	(272,846)	(182,561)
Taxes, charges and contributions	(781)	(8,595)	(284,042)	(343,240)
Lease	-	-	(226,501)	(193,289)
Interest and exchange rate variations	(14,815)	(3,382)	(210,126)	(63,938)

Income Retention	48,522	215,131	48,522	215,131

(b) Nine months period ended of September 30,:

	Parent company		Consolidated

	2007	2006	2007	2006

Revenues
Services rendered	-	-	6,112,864	5,663,360
Allowance for doubtful accounts	-	-	(10,375)	1,544
Non-operating	-	-	5,683	11,518

	-	-	6,108,172	5,676,422

Inputs acquired from third parties
Costs of services rendered	(5)	-	(2,172,114)	(1,750,191)
Material, electricity, third party services and
other	(1,121)	(8,818)	(1,556,462)	(1,474,366)

	(1,126)	(8,818)	(3,728,576)	(3,224,557)

Gross value added	(1,126)	(8,818)	2,379,596	2,451,865

Retention
Depreciation and amortization	-	-	(82,215)	(72,806)
Amortization of goodwill/subsidiaries	(538)	(538)	(538)	(538)

Net value added by the entity	(1,664)	(9,356)	2,296,843	2,378,521

Received on transfer
Equity in earnings of subsidiaries	81,663	393,377	-	-
Financial income	48,030	143,260	440,084	257,595

Total added value to distribute	128,029	527,281	2,736,927	2,636,116

Distribution of added value:
Personnel and social charges	(1,059)	(1,255)	(788,829)	(528,347)
Taxes, charges and contributions	310	(45,308)	(769,464)	(862,084)
Lease	-	-	(643,999)	(542,887)
Interest and exchange rate variations	(48,216)	(5,158)	(455,571)	(227,238)

Income Retention	79,064	475,560	79,064	475,560

Board Of Director´s:

Maria Cláudia Oliveira Amaro Demenato
Chairman

Mauricio Rolim Amaro
Vice – Chairman

Members:
Adalberto de Moraes Schettert
Luiz Antônio Correa Nunes Viana Oliveira
Noemy Almeida Oliveira Amaro
Pedro Pullen Parente
Waldemar Verdi Júnior

Management:

Marco Antonio Bologna
CEO

Líbano Miranda Barroso
CFO and Investor Relations Officer

Executive Officers:

David Barioni Neto
José Wagner Ferreira
Paulo Cezar Bastos Castello Branco
Ruy Antônio Mendes Amparo

Controllership/Accountant:

Renê Santiago dos Santos

Manager of the Accountancy Department
Accountant CRC 1 SP 241.282/O -5

05.01 – Coments of performance in quarter

Performance

TAM S.A. presents its comments on performance for the third quarter on a consolidated basis with the operations of subsidiaries TAM Linhas Aéreas S.A, Transportes Aéreos del Mercosur S.A.and others, which provide air transport services.

See comments on consolidated performance in specific table.

06.02 - Consolidated Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

06.01 - Consolidated Balance Sheet - Assets (R$ thousand)

1 - Code	2 - Description	3 – 09/30/07	4 – 06/30/07
1	Total assets	6,410,289	6,224,994
1.01	Current assets	4,806.,821	4,177,556
1.01.01	Cash and banks	2,471,111	2,510,617
1.01.01.01	Cash and banks	200,089	118,836
1.01.01.02	Financial investments	2,271,022	2,391,781
1.01.02	Receivables	1,007,144	964,133
1.01.02.01	Trade accounts receivable	1,007,144	964,133
1.01.02.01.01	Trade accounts receivable	1,007,144	964,133
1.01.03	Inventories	121,457	111,688
1.01.04	Other	1,207,109	591,118
1.01.04.01	Taxes recoverable	203,467	145,705
1.01.04.02	Advances to aircraft manufacturers	642,242	156,543
1.01.04.03	Deferred income tx and social contribution	33,390	34,051
1.01.04.04	Prepaid expenses	201,878	129,210
1.01.04.05	Other receivables	126,132	125,609
1.02	Long-term receivables	1,603,468	2,047,438
1.02.01	Sundry receivables	762,549	1,199,807
1.02.01.01	Other credits	741,840	1,177,906
1.02.01.01.01	Deposits in guarantee	163,355	176,092
1.02.01.01.02	Deferred income tax and social contribution	155,364	161,800
1.02.01.01.03	Judicial deposits	72,655	70,007
1.02.01.01.04	Advances to aircraft manufacturers	286,916	671,286
1.02.01.01.05	Advances for aircraft maintenance	63,550	98,721
1.02.01.02	Related parties	0	0
1.02.01.03	Other	20,709	21,901
1.02.01.03.01	Other receivables	20,709	21,901
1.02.02	Permanent assets	840,919	847,631
1.02.02.01	Investments	70	70
1.02.02.01.04	Subsidiaries – Goodwill	0	0
1.02.02.01.05	Other	70	70
1.02.02.02	Property and equipment	840,720	847,202
1.02.02.04	Deferred charges	129	359

06.02 - Consolidated Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

1 - Code	2 - Description	3 – 09/30/07	4 – 06/30/07
2	Total liabilities and stockholders' equity	6,410,289	6,224,994
2.01	Current liabilities	2,520,174	2,149,802
2.01.01	Loans and financing	743,840	375,491
2.01.01.01	Loans and financing	675,040	306,689
2.01.01.02	Leases	68,800	68,802
2.01.02	Debentures	25,958	49,398
2.01.03	Suppliers	368,314	347,281
2.01.04	Taxes, charges and contributions	310,660	252,667
2.01.04.01	Salaries and social charges	231,704	183,044
2.01.04.02	Taxes and tariffs	78,956	69,623
2.01.05	Dividends payable	523	523
2.01.06	Provisions	97,394	74,285
2.01.06.01	Provision for income tax and social contribution	97,394	74,285
2.01.07	Payables to related parties	0	0
2.01.08	Other	973,485	1,050,157
2.01.08.01	Advance ticket sales	823,802	860,978
2.01.08.02	Reorganization of Fokker 100 fleet	8,723	8,494
2.01.08.03	Other payables	123,443	172,872
2.01.08.04	Senior notes	17,517	7,813
2.02	Long-term liabilities	2,373,139	2,599,639
2.02.01	Long-term liabilities	2,362,040	2,588,540
2.02.01.01	Loans and financing	367,934	640,851
2.02.01.01.01	Loans and financing	304,907	571,778
2.02.01.01.02	Leases	63,027	69,073
2.02.01.02	Debentures	500,000	500,000
2.02.01.03	Provisions	814,728	763,457
2.02.01.03.01	Provision for contingencies	814,728	763,457
2.02.01.04	Payables to related parties	0	0
2.02.01.06	Other	679,378	684,232
2.02.01.06.01	Deferred income tax and social contribution	51,207	55,222
2.02.01.06.02	Reorganization of Fokker 100 fleet	45,829	50,869
2.02.01.06.03	Other payables	30,672	281
2.02.01.06.04	Senior Notes	551,670	577,860
2.02.02	Deferred income	11,099	11,099
2.03	Minority interest	2,762	2,783
2.04	Stockholders' equity	1,514,214	1,472,770
2.04.01	Paid-up capital	675,000	675,000
2.04.02	Capital reserves	102,855	102,855

06.02 - Consolidated Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

1 - Code	2 - Description	3 – 09/30/07	4 – 06/30/07
2.04.03	Revaluation reserves	136,607	144,424
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiary/associated companies	136,607	144,424
2.04.04	Revenue reserves	523,657	523,657
2.04.04.01	Legal	33,786	33,786
2.04.04.02	Statutory	0	0
2.04.04.03	Contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retention of profits	489,871	489,871
2.04.04.06	Special for undistributed dividends	0	0
2.04.04.07	Others	0	0
2.04.05	Accumulated deficit	76,095	26,834
2.04.06	Future capital increase	0	0

07.01 - Consolidated Statement of Operations (R$ thousand)

1 – Code	2 - Description	3 - 07/01/07 to 09/30/07	4 - 01/01/07 to 09/30/07	5 – 07/01/06 to 09/30/06	6 - 01/01/06 to 09/30/06
3.01	Gross sales and/or services revenue	2,146,034	6,112,865	2,175,554	5,663,360
3.01.01	Air transportation revenue - national	1,301,438	3,737,055	1,545,544	4,110,663
3.01.02	Air transportation revenue - international	667,072	1,883,975	492,569	1,175,647
3.01.03	Other operating sales and/or services revenues	177,524	491,835	137,441	377,050
3.02	Deductions	(84,383)	(247,497)	(99,507)	(265,292)
3.03	Net sales and/or services revenue	2,061,651	5,865,368	2,076,047	5,398,068
3.04	Cost of sales and/or services	(1,519,342)	(4,277,611)	(1,283,785)	(3,460,158)
3.04.01	Cost of services rendered	(1,519,342)	(4,277,611)	(1,283,785)	(3,460,158)
3.05	Gross profit	542,309	1,587,757	792,262	1,937,910
3.06	Operating expenses/income	(463,972)	(1,465,077)	(463,174)	(1,223,161)
3.06.01	Selling	(362,481)	(1,015,137)	(329,626)	(849,761)
3.06.02	General and administrative	(122,460)	(394,025)	(112,985)	(324,084)
3.06.02.01	Directors´ fees	(3,333)	(17,633)	(1,477)	(16,087)
3.06.02.02	Other general and administrative expenses	(119,127)	(376,392)	(111,508)	(307,997)
3.06.03	Financial	27,928	(32,395)	4,384	11,974
3.06.03.01	Financial income	245,734	440,084	72,508	175,016
3.06.03.02	Financial expenses	(217,806)	(472,479)	(68,124)	(163,042)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(6,959)	(23,520)	(24,947)	(61,290)
3.06.06	Equity in the earnings of subsidiaries	0	0	0	0
3.07	Operating results	78,337	122,680	329,088	714,749
3.08	Non-operating results	(296)	5,683	1,901	11,518
3.08.01	Income	4,565	18,385	4,338	17,094

07.01 - Consolidated Statement of Operations (R$ thousand)

1 – Code	2 - Description	3 - 07/01/07 to 09/30/07	4 - 01/01/07 to 09/30/07	5 – 07/01/06 to 09/30/06	6 - 01/01/06 to 09/30/06
3.08.02	Expenses	(4,861)	(12,702)	(2,437)	(5,576)
3.09	Profit (loss) before taxes and profit sharing	78,041	128,363	330,989	726,267
3.10	Provision for income tax and social contribution	(22,812)	(101,117)	(87,811)	(188,557)
3.11	Deferred income tax	(6,729)	51,900	(27,764)	(61,442)
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.14	Minority interest	22	(82	(283)	(708)
3.15	Net income (loss) for the period	48,522	79,064	215,131	475,560
	Number of shares (thousand), excluding treasury stock	150,563	150,563	150,563	150,563
	Net income per share	0,32227	0,52513	1,42884	3,15854
	Loss per share

08.01 - Comments on Consolidated Performance

The interim financial information was prepared, except when indicated otherwise, in conformity with the accounting practices adopted in Brazil based on the Corporation Law, the standards determined by the CVM, accounting standards determined by IBRACON and the chart of accounts defined by the ANAC, which are referred to as “BR GAAP” and stated in Reais (R$). For the reader´s convenience we are also presenting financial information prepared in accordance with US generally accepted accounting principles – US GAAP. Comparative analyses are presented between the interim financial information for the first quarter of 2007 (1Q07) and the first quarter of 2006 (1Q06).

TAM S.A. (BOVESPA: TAMM4, NYSE: TAM), leader in the Brazilian airline market, reports its first quarter results for 2007 (1Q07). Operational and financial data, except where otherwise indicated, are presented based on amounts consolidated in Reais (R$) and prepared in accordance with accounting principles generally accepted in Brazil (BR GAAP).

1 Main operating and financial highlights

Operational Performance Domestic Operations

TAM reached 49.3% average market share in 3Q07.

ASKs (capacity) increased 12.7% in 3Q07 compared to 3Q06 as a result of the increase in the operating fleet (18 A320, 2 A319 an 2 A321, vs 9 F100 returned and other 6 in redelivery) and the reduction in block hours by aircraft from 12.81 hours/day to 12.60 hours/day (total operation).

RPKs (demand) decreased 0.2% in 3Q07 compared to 3Q06.

TAM’s domestic load factor decreased to 67.3% in 3Q07, compared to 75.9% in 3Q06.

International Operations

TAM reached 66.2% average market share in 3Q07

ASKs (capacity) increased 73.4% in 3Q07, due to the increase of 1 A330 and 3 MD11 into our international operating fleet allowing the beginning of daily flights to London and Milan, the second daily frequency to New York and the third daily flight to Paris. In South America we started daily flights to Cordoba and Caracas and increased our operations to Buenos Aires through the increase in the narrow body fleet in the region.

RPKs (demand) increased 55.3% comparing 3Q07 with 3Q06.

TAM’s international load factor decreased 8.3p.p. to 71% in 3Q07 compared to 79.2% in 3Q06.

Financial Performance

Total CASK decreased by 10.2% in 3Q07 compared to 3Q06.

EBIT and EBITDAR margins of 2.8% and 15.2% respectively.

Net income of R$ 48.5 million, a positive margin of 2.4%.

08.01 - Comments on Consolidated Performance

Our total cash and cash equivalents equalled R$2,471 million

Our returnon assets was 3.8% calculated by sum of net income LTM divided by the average of total assets LTM.

Our return on equity was 14.3%, calculated by sum of net income LTM divided by the average of equity LTM.

2 Operational performance
2.1 Main operational indicators

	2007		2006		Variation (%)

		Accum. To	3rd	Accum. To		Accum.
	3rd quarter	Sept	quarter	Sept	3rd quarter	To Sept

Total
Passengers transported (thousand)	6.715	20.593	6.808	18.414	-1,4	11,8
RPK (million)	8.317	24.419	7.200	19.069	15,5	28,1
ASK (million)	12.119	34.810	9.370	25.467	29,3	36,7
Load factor - %	68,6	70,2	76,8	74,9	-8,2 p.p.	-4,7 p.p.
Break-even load factor (BELF) - %	66,7	68,0	63,9	64,3	2,8 p.p.	3,8 p.p.
Average tariff	263	246	281	269	-6,3	-8,4
Flight hours	116.172	342.308	102.145	282.806	13,7	21,0
Kilometers flown by aircraft (million)	68.837	201.802	59.723	163.751	15,3	23,2
Liters of fuel (million)	441.403	1.275.413	348.581	962.263	26,6	32,5
Aircraft utilization (hours per day)	12,60	12,81	12,87	12,51	-2,1	2,4
Landings	65.002	194.993	63.886	180.225	1,7	8,2
Stage Length	1.059	1.035	935	909	13,3	13,9
Total number of employees	19.240	19.240	11.337	11.337	69,7	69,7
- TAM Linhas Aéreas	18.386	18.386	10.470	10.470	75,6	75,6
- TAM Mercosur	664	664	643	643	3,3	3,3
- TAM Fidelidade	190	190	224	224	-15,2	-15,2
WTI-NY end (NYMEX) (in US$/Barrel)	79,62	79,62	62,90	62,90	26,6	26,6
End of period exchange rate	1,8389	1,8389	2,1742	2,1742	-15,4	-15,4

Domestic Market
Paid passengers transported (thousand)	5.739	17.904	6.104	16.620	-6,0	7,7
RPK domestic (million)	5.155	15.712	5.163	13.838	-0,2	13,5
RPK scheduled domestic (million)	4.837	14.692	4.647	12.347	4,1	19,0
ASK domestic (million)	7.661	22.432	6.799	18.688	12,7 p.p.	20,0 p.p.
ASK scheduled comestic (million)	7.292	21.236	6.190	16.944	17,8	25,3
Domestic Load factor - %	67,3	70,0	75,9	74,1	-8,7 p.p.	-4,0 p.p.
Market Share - %	49,3	49,1	51,1	47,0	-1,8 p.p.	2,1 p.p.

International Market²
Paid passengers transported (thousand)	976	2.689	704	1.794	38,7	49,9

08.01 - Comments on Consolidated Performance

RPK international (million)	3.162	8.707	2.036	5.230	55,3	66,5
RPK scheduled international (million)	3.069	8.573	1.924	5.051	59,5	69,7
ASK international (million)	4.457	12.378	2.571	6.779	73,4	82,6
ASK scheduled international (million)	4.335	12.191	2.417	6.525	79,3	86,8
International Load factor - %	71,0	70,4	79,2	77,2	-8,3 p.p.	-6,8 p.p.
Market Share - %**	66,2	66,0	54,9	32,4	11,3 p.p.	33,6 p.p.

¹ Does not include aircraft in maintenace or reserve.
² International market includes the TAM Mercosur statistics, and this data is not included in the ANAC numbers.
³ Does not include TAM Mercosur figures.

2.2 Fleet

The Company´s current operational fleet as at September, 30 is set out below

					Non operating
Model	In Operation		Sub- leased		(redelivery)		Total

	2007	2006	2007	2006	2007	2006	2007	2006

Airbus A330	10	9	-	1	-	-	10	10
Airbus A320	63	45	-	-	-	-	63	45
Airbus A321	2	-	-	-	-	-	2	-
Airbus A319	15	13	-	-	-	-	15	13
Boeing MD-11	3	-	-	-	-	-	3	-
Fokker 100	7	22	-	-	6	-	13	22

	100	89	-	1	6	-	106	90

08.01 - Comments on Consolidated Performance

	3rd quarter

BR GAAP	In cents of R$ per ASK			In millions of R$

	2007	2006	Variation (%)	2007	2006	Variation (%)

Operational Income	17,71	23,22	-23,7	2.146,0	2.175,6	-1,4
Flight revenue	16,24	21,75	-25,3	1.968,5	2.038,1	-3,4
Domestic	10,02	15,59	-35,7	1.214,4	1.460,7	-16,9
International	4,58	4,84	-5,4	554,7	453,5	22,3
Cargo	1,65	1,32	25,0	199,4	124,0	60,8
Other operating sales and/or services
revenues	1,46	1,47	-0,7	177,5	137,4	29,2
Sales deductions and taxes	(0,70)	(1,06)	-34,0	(84,4)	(99,5)	-15,2

Net operational income	17,01	22,16	-23,2	2.061,7	2.076,0	-0,7

Cost of services and operational
expenses
Fuel	(5,41)	(6,42)	-15,7	(656,2)	(601,5)	9,1
Selling and marketing expenses	(2,14)	(2,58)	-17,1	(259,9)	(241,8)	7,5
Aircraft and equipment leasing	(1,87)	(2,06)	-9,2	(226,5)	(193,3)	17,2
Personnel	(2,69)	(2,21)	21,7	(325,7)	(207,2)	57,2
Maintenance and reviews (except
personnel)	(1,08)	(1,12)	-3,6	(131,3)	(104,7)	25,3
Outsourced services	(1,18)	(1,71)	-31,0	(142,4)	(160,7)	-11,4
Landing and take-off and navigation
charges	(0,92)	(0,90)	2,2	(111,6)	(84,7)	31,8
Depreciation and amortization	(0,24)	(0,27)	-11,1	(28,9)	(25,5)	13,3
Aircraft insurance	(0,07)	(0,10)	-30,0	(8,3)	(9,5)	-12,1
Others	(0,94)	(1,04)	-10,0	(113,7)	(97,7)	16,4

Total cost of services and
operational expenses	(16,54)	(18,43)	-10,2	(2.004,5)	(1.726,6)	16,1

Gross profit	0,47	3,73	-87,4	57,2	349,5	-83,6

Financial income (expense)	0,23	0,01	2200,0	27,9	0,7	3767,6
Other operating expenses. Net	(0,06)	(0,26)	-78,8	(6,8)	(24,8)	-72,6

Operating income (loss)	0,65	3,47	-81,4	78,3	325,4	-75,9
Non-operating results, net	0,00	0,02	-100,0	(0,3)	1,9	-115,6

Income (loss) before income and
social contribution taxes	0,64	3,49	-81,6	78,0	327,3	-76,2
Income tax and social contribution	(0,24)	(1,22)	-80,3	(29,5)	(114,3)	-74,2

Income (loss) before minority
interest	0,40	2,27	-82,4	48,5	213,0	-77,2

08.01 - Comments on Consolidated Performance

Minority interest	0,00	0,00	0,0	0,0	(0,3)	-107,7
Reversal of interest on equity	0,00	0,00	0,0	0,0	0,0	0,0

Net income (loss) for the period	0,40	2,27	-82,4	48,5	212,7	-77,2

08.01 - Comments on Consolidated Performance

	January-September

BR GAAP	In cents of R$ per ASK			In millions of R$

	2007	2006	Variation (%)	2007	2006	Variation (%)

Operational Income	17,56	22,24	-21,0	6.112,9	5.663,4	7,9
Flight revenue	16,15	20,76	-22,2	5.621,0	5.286,3	6,3
Domestic	9,99	15,22	-34,4	3.477,1	3.876,6	-10,3
International	4,57	4,20	8,8	1.592,0	1.070,1	48,8
Cargo	1,58	1,33	18,8	551,9	339,6	62,5
Other operating sales and/or services
revenues	1,41	1,48	-4,7	491,8	377,0	30,4
Sales deductions and taxes	(0,71)	(1,04)	-31,7	(247,5)	(265,3)	-6,7

Net operational income	16,85	21,20	-20,5	5.865,4	5.398,1	8,7

Cost of services and operational
expenses
Fuel	(5,36)	(6,20)	-13,6	(1.867,4)	(1.579,1)	18,3
Selling and marketing expenses	(1,97)	(2,52)	-21,8	(687,5)	(642,7)	7,0
Aircraft and equipment leasing	(1,85)	(2,13)	-13,2	(644,0)	(543,0)	18,6
Personnel	(2,59)	(2,36)	9,8	(902,3)	(602,2)	49,8
Maintenance and reviews (except
personnel)	(0,98)	(1,12)	-12,5	(341,6)	(284,8)	19,9
Outsourced services	(1,16)	(1,62)	-28,4	(403,4)	(413,4)	-2,4
Landing and take-off and navigation
charges	(0,90)	(0,89)	1,1	(314,7)	(226,5)	38,9
Depreciation and amortization	(0,24)	(0,28)	-14,3	(82,8)	(72,3)	14,4
Aircraft insurance	(0,07)	(0,10)	-30,0	(25,2)	(26,7)	-5,6
Others	(1,20)	(0,96)	25,0	(418,4)	(243,8)	71,6

Total cost of services and
operational expenses	(16,34)	(18,20)	-10,2	(5.687,3)	(4.634,5)	22,7

Gross profit	0,51	3,00	-83,0	178,1	763,5	-76,7

Financial income (expense)	(0,09)	(0,28)	-67,9	(32,4)	(70,6)	-54,1
Other operating expenses. Net	(0,07)	(0,24)	-70,8	(23,0)	(60,8)	-62,2

Operating income (loss)	0,35	2,48	-85,9	122,7	632,2	-80,6
Non-operating results, net	0,02	0,05	-60,0	5,7	11,5	-50,7

Income (loss) before income and
social contribution taxes	0,37	2,53	-85,4	128,4	643,7	-80,1
Income tax and social contribution	(0,14)	(0,87)	-83,9	(49,2)	(221,9)	-77,8

Income (loss) before minority
interest	0,23	1,66	-86,1	79,1	421,8	-81,2
Minority interest	0,00	0,00	0,0	(0,1)	(0,7)	-88,5
Reversal of interest on equity	0,00	0,00	0,0	0,0	0,0	0,0

Net income (loss) for the period	0,23	1,65	-86,1	79,1	421,1	-81,2

3. Comments on the numbers of the 3rd quarter of 2007 are on BR GAAP, except as indicated:

	2007		2006		Variation (%)

		Accum. To		Accum. To		Accum. To
	3rd quarter	Sept	3rd quarter	Sept	3rd quarter	Sept

RASK (cents)(1) (2)	17,01	16,85	22,16	21,20	-23,2	-20,5
Load Factor - %	68,6	70,2	76,8	74,9	-8,2 p.p.	-4,7 p.p.
Yield (cents of reais)(1) (3)	25,80	25,03	30,22	29,70	-14,6	-15,7

RASK scheduled domestic (cents)	15,43	15,09	21,43	20,80	-28,0	-27,5
Domestic Load factor - %	66,3	69,2	75,1	72,9	-8,7 p.p.	-3,7 p.p.
Yield Scheduled Domestic (cents of reais)	24,42	22,88	30,11	30,04	-18,9	-23,8

RASK scheduled Internacional (cents)	12,52	12,90	18,17	16,05	-31,1	-19,6
International Load factor - %	70,8	70,3	79,6	77,4	-8,8 p.p.	-7,1 p.p.
Yield Scheduled International (cents of reais)	17,69	18,36	22,84	20,75	-22,6	-11,5
Yield Scheduled International (cents of USD)	9,62	9,98	10,51	9,54	-8,4	4,6

(1) Inclui Receitas de Passageiros, Cargas e Outros
(2) Líquido de impostos
(3) Bruto de impostos

a) Gross operating revenue

Our gross operating revenue decreased 1.4% to R$ 2146 million in 3Q07 compared to R$ 2175.6 million in 3Q06. The total Yield decreased 14.6% to R$ 25.03 cents in the 3Q07 compared to R$ 30.22 cents in 3Q06. This was mainly due to the competitive scenario in the domestic market, the demand lower than expected, the appreciation of the Real vs. Dollar of 15.4% - causing a reduction in the international revenues converted to Reais and the dilution in the average tariff that also is diluted by the increase in the average stage length. Our total demand (RPK) increased 15.5% and our supply (ASK) increased 29.3% resulting in a reduction of 8.2 p.p. in the average load factor to 68.6% in 3Q07. The total RASK decreased 23.2% to R$ 17.01 cents, compared to 22.16 Real cents in 3Q06.

Gross domestic passenger revenue (including scheduled and charter passengers) decreased 16.9% to R$ 1214.4 million in 3Q07, compared with R$ 1460.7 million in 3Q06. Domestic scheduled yield decreased 18.9% from R$ 30.11 cents in 3Q06 to R$ 24.42 cents in 3Q07, domestic demand (in RPK terms) decreased 0.2% while the increase in the domestic supply (in ASK terms) was 12.7% resulting in a reduction in the domestic load factor of 8.7 p.p.. Due to the decrease in both yield scheduled domestic and load factor, the RASK scheduled domestic decreased 28% reaching R$ 15.43 cents in 3Q07 compared to R$ 21.43 cents in 3Q06.

Gross international passenger revenue (including scheduled and charter passengers) increased 22.3% to R$554.7 million in 3Q07, compared with R$453.5 million in 3Q06. The yield scheduled international decreased 22.6% to R$ 17.69 cents in 3Q07. In dollar terms, yield scheduled international decreased 8.4% to US$9.62 cents in 3Q07 from US$10.51 cents in 3Q06. The decreased in the yield scheduled international was mainly due to the appreciation of the Real vs. Dollar of 15.4% - causing a reduction in the international revenues converted to Reais and the dilution in the average tariff that also is diluted by the increase in the average stage length. Our international demand increased 55.3% and the international supply increased 73.4% resulting in a load factor decrease of 8.3 p.p. reaching 71% from 79.2% in 3Q06. In consequence of the decrease in both yield scheduled international and load factor, the RASK scheduled international decreased 31.1% from R$ 18.17 cents in 3Q06 to R$ 12.52 cents in 3Q07. The reduction observed in the load factor was mainly due to the maturation of: the new daily frequency to New York, the beginning of the third frequency to Paris with an aircraft with higher capacity and the beginning of a daily flight to Milan.

Gross cargo revenue (domestic and international) increased 60.8% to R$ 199.4 million in 3Q07 compared with R$ 124 million in 3Q06 due to the increase in our capacity, leveraged primarily by increase in the international supply of 73.4%, and consequent availability of more cargo space to TAM Express (the cargo product offered by TAM Linhas Aéreas S.A.).

Other gross revenue increased 29.2% to R$ 177.5 million in 3Q07, compared with R$ 137.4 million in 3Q06, primarily due to the increase on Loyalty program revenues from R$ 56.4 million in 3Q06 to R$ 74.6 million in 3Q07.

Sales deductions and taxes

Sales deductions and taxes decreased 15.2% to R$ 84.4 million in 3Q07, compared with R$ 99.5 million in 3Q06, due to the decrease of 16.9% in our gross domestic passenger revenues which is the basis for the calculation.

Net operating revenue

Our net operating revenue decreased 0.7% to R$ 2061.7 million in 3Q07, compared with R$ 2076 million in 3Q06.

Cost of services and operational expenses and CASK

Our cost of services and operating expenses increased by 16.1% to R$ 2004.5 million in 3Q07, compared to R$ 1726.6 in 3Q06. The increase in cost of services and operating expenses is principally due to the increase in headcount, landing and take-off fees and navigational aid, maintenance and repairs expenses and aircraft and equipment leasing. The cost of services and operational expenses by ASK (CASK) decreased 10.2% from 18.43 Real cents in 3Q06, to 16.54 Real cents in 3Q07, mainly due to the reduction in the outsourced services costs, aircraft insurance, sales and marketing expenses in addition to the appreciation of the Real exchange rate of 15.4% and by the decrease in fuel cost due to the change in the mix of supplying between the domestic and international market. The CASK excluding the fuel costs decreased 7.3% in 3Q07 compared to 3Q06.

Comparative CASK

	2007		2006		Variação (%)

	3rd quarter	Accum. To	3rd quarter	Accum. To	3rd quarter	Accum. To
		Sept		Sept		Sept

CASK (cents of reais)	16.54	16.34	18.43	18.20	10.2	10.2
CASK except fuel
(cents of reais)	11.13	10.97	12.01	12.00	7.3	8.6

Fuel costs increased 9.1% to R$ 656.2 million in 3Q07, compared with R$ 601.5 million in 3Q06 due to the 26.6% increase in litres consumed offset by the average cost per litre decreased of 13.9% in the same period, mainly due to a higher participation in the fuel supplying in the international market, plus the economy of tankering program. Fuel costs by ASK decreased 15.7% .

Sales and marketing expenses increased 7.5% 7.5% to R$ 259.9 million in 3Q07, compared to R$ 241.8 million in 3Q06. The sales and marketing expenses represented 12.6% of total net revenues in 3Q07 against 11.6% in 3Q06, an increase of 1 p.p.. The main reason was the increase in the international sales (passenger and cargo) that have higher commercial costs, partially offset by the reduction on the commission paid to the representatives before the incorporation of the national stations in the end of 1Q07. Sales and marketing expenses per ASK reduced 17.1% .

Aircraft and equipment leasing costs increased by 17.2% to R$ 226.5 million in 3Q07, compared to R$ 193.3 million in 3Q06, mostly due to the increase of 18 aircraft A320, 2 A319, 2 A321 and 3 aircraft MD11, compensated by the return of 9 Fokker 100, the 15.4% appreciation of the Real against the US dollar and better leasing fees related to the Company’s better financial position. Aircraft and equipment leasing costs by ASK decreased 9.2% .

Personnel costs increased by 57.2% to R$ 325.7 million in 3Q07, compared to R$ 207.2 million in 3Q06, principally due to the 69.7% increase in headcount from 11337 to 19240 in 3Q07 vs. 3Q06, respectively, due to the incorporation of the national stations in the end of 1Q07, in addition the technical crew (pilots and co-pilots) wage alignment to the market practices, partially compensated by an adjustment in our directive payroll that reduced 20% of the directors and 10% of the managers. The adjustment is aligned with the goal to gain efficiency and streamline the Company. Personnel costs per ASK increased 21.7% .

Maintenance and repairs (except personnel) costs increased 25.3% to R$ 131.3 million in 3Q07, compared to R$ 104.7 million in 3Q06, mainly due to the and the increase in our fleet, compensated by the change in our fleet mix (reduction of F100, the older aircraft in our fleet) and the appreciation of the Real against the US dollar of 15.4% . Costs with maintenance and repairs (except personnel) by ASK decreased 3.6% .

Outsourced services decreased by 11.4% to R$ 142.4 million in 3Q07, compared to R$ 160.7 million in 3Q06 mainly due to the incorporation of the check-in services at the end of 1Q07 and the appreciation of the Real against the US dollar of 15.4% reducing the costs with international stations and the international distribution. Outsourced services by ASK decreased 31%.

Landing, take-off and navigation charges increased 31.8% to R$ 111.6 million in 3Q07, compared to R$ 84.7 million in 3Q06, due to the increase in international flights, which costs are higher than domestic ones, the increase of 1.7% in take-offs and 15.3% in kilometres flown. Landing, take-off and navigation charges by ASK increased 2.2% .

Depreciation and amortization costs increased 13.3% to R$ 28.9 million in 3Q07, compared with R$ 25.5 million in 3Q06. Mainly due to the new additions in the fixed assets of R$ 62.3 million, principally due to the spare parts acquisitions during the period from 3Q06 to 3Q07. The depreciation and amortization expense by ASK decreased 11.1% .

Aircraft insurance decreased 12.1% to R$ 8.3 million in 3Q07 compared with R$ 9.5 million in 3Q06, mainly due to the reduction in insurance fee and the appreciation of the Real against the US dollar of 15.4% and the reduction in the number of passengers carried in 1.4% in 3Q07 vs. 3Q06, partially offset by the net increase of 11 aircraft into our operating fleet compared to 3Q06. The costs of aircraft insurance by ASK reduced 30%.

Other operating expenses increased by 16.4% to R$ 113.7 million in 3Q07 compared with R$ 97.7 million in 3Q06, mainly due to increase in our operations of 29.3%, increase in general and administrative expenses, and operating costs in international bases. Other operational expenses by ASK decreased 10%

Net financial result

Our net financial result reached positive result of R$ 27.9 million in 3Q07, compared with a positive result of R$ 0.7 million in 3Q06, mainly due to the provisioning of non-realized with fuel hedge and a 15.4% Real appreciation against US dollar.

Income tax and social contribution

Income tax and social contribution had an expenses of R$ 29.5 million in 3Q07, compared to expenses of R$ 114.3 million in 3Q06. Our effective tax rate was 34.9% in 3Q06 and 37.9% in 3Q07.

Net income

Our net income reached R$ 48.5 million in 3Q07, compared with net income of R$ 212.7 million in 3Q06, as a result of the matters above discussed that represented a reduction of 7.9 p.p. in margin, from a positive margin of 10.2% in 3Q06 to 2.4 in 3Q07.

EBIT

EBIT margin was 2.8%, reaching R$ 57.2 million in 3Q07, compared to R$ 349.5 million in 3Q06, representing a decrease of 14 p.p.. The EBIT reduction was a consequence of the 23.2% RASK reduction, composed of 14.6% reduction in the yield and 8.2 p.p. reduction in the load factor, partially offset by the reduction of 10.2% in CASK.

EBITDAR

EBITDAR margin was 15.2%, reaching R$ 313.3 million in 3Q07, compared to R$ 568.6 million in 3Q06, representing a decrease in the EBITDAR margin of 12.2 p.p. in 3Q07 given the facts above mentioned.

EBITDAR, EBITDA and EBIT - Consolidated

The Company uses EBITDAR net income before interest, taxes, depreciation, amortization and rents, EBITDA net income before interest, taxes, depreciation and amortization and EBIT net income before interest and taxes as indicators to determine its financial and economic performance.

These indicators are not described in Brazilian accounting standards. The Company uses EBITDAR, EBITDA and EBIT since they are standard financial measures.

The above indicators should not be analyzed on their own, but should be evaluated together with operational income and net income for the period, which are determined in accordance with accounting practices derived from Brazilian Corporation law.

Below are the calculations of the Company’s EBITDAR, EBITDA and EBIT:

BR GAAP (In millions of R$)		2007		2006

	3rd quarter	Accum. To	3rd quarter	Accum. To
		Sep		Sep

Net income before minority interest	48.501	79.146	212.996	421.764

Income tax and social contribution	29.540	49.217	114.331	221.923
Financial result, net	-27.928	32.395	-722	70.605
Non-operating result, net	296	-5.683	-1.902	-11.519
Other operating expenses, net	6.780	22.983	24.768	60.753

EBIT	57.189	178.058	349.471	763.526

Depreciation and amortization	29.461	83.520	25.611	72.806
Goodwill amortization in subsidiary	179	538	179	538

EBITDA	86.829	262.116	375.261	836.870

Rental - Leasing	226.501	643.999	193.289	542.887

EBITDAR	313.330	906.115	568.550	1.379.757

Net revenue	2.061.651	5.865.368	2.076.046	5.398.068

Margins:
EBIT	2,8	3,0	16,8	14,10
EBITDA	4,2	4,5	18,1	15,50
EBITDAR	15,2	15,4	27,4	25,60

09.01 - Investments in Subsidiary and/or Associated Companies

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ ASSOCIATED COMPANY	3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY (CNPJ)	4 - CLASSIFICATION	5- % HOLDING IN THE CAPITAL OF THE INVESTEE	6 - % OF THE STOCKHOLDERS' EQUITY OF THE INVESTOR
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN THE CURRENT QUARTER (THOUSANDS)			9 - NUMBER OF SHARES HELD IN THE PRIOR QUARTER (THOUSANDS)

01	TAM - LINHAS AÉREAS S.A.	02.012.862/0001-60	Unlisted subsidiary	100.00	100.00
Industrial, commercial and other companies			2,604,602	2,604,602

02	TRANSPORTES AÉREOS DEL MERCOSUR S.A.	. . / -	Unlisted subsidiary	94.98	94.98
Industrial, commercial and other companies			87,653	87,653

10.01 – Characteristics of public or private issue of debentures

1 – ITEM	01
2 – Order no.	01
3 – CVM registration no.	CVM/SRE./DEB/2006/033
4 – DATe of CVM registration	09/12/2006
5 – Series issued	01
6 – Issue type	SIMPLE
7 – Type of issue	PUBLIC
8 – Date of issue	08/01/2006
9 – Due date	08/01/2012
10 – Type of debenture	Non-preference
11 – Current remuneration	104.5% of DI
12- Premium/ Discount
13 – Nominal value (REAIS)	10.000.00
14 – Amount issued (thousands of REAIS )	500.000
15 Quantity of titles issued (units)	50.000
16 – Titles in circulation (units)	50.000
17 – Titles in Treasury (units)	0
18 – Titles re-purchased (units)	0
19 – Titles converted (units)	0
20 – Titles still to be placed (units)	0
21 – Date of last interest rate adjustment
22 – Date of next event

16.01 - Other Information Considered Relevant by the Company

1 Breakdown of TAM’s Shareholders’

	09.30.2007

	Ordinary		Preference		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Controlling group
TAM
Empreendimentos e
Participações S.A.	50,562,373	84.56	19,010,614	20.94	69,572,987	46.21
Agropecuária Nova
Fronteira Ltda	79,516	0.13	-	-	79,516	0.05

Total controlling
group	50,641,889	84.69	19,010,614	20,94	69,652,503	46.26

Mercado (Free Float)	9,150,066	15.31	71,760,772	79,06	80,910,838	53.74

Capital Total	59,791,955	100.00	90,771,386	100,00	150,563,341	100.00

On August 27, 2007, TAM Empreendimentos e Participações S.A. has incorporated Aerosystem S.A. Empr. e Participações, based on an independent appraisal report issued by independent experts.

Shares belonging to members of the Board of Director´s and Fiscal Council which were lent by members of the controlling group and declared as part of the controlling group shares in this report
	Ordinary		Preferential		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Board of Director´s	6	100.0	2	100.0	8	100.0
Fiscal Council	0		0		0

Total	6	100.0	2	100.0	8	100.0

Below we set out below the shareholders who own more than 5% of the voting capital – directly or indirectly – and identify the individuals involved.

TAM Empreendimentos e Participações S.A.
Included in block of control
	Ordinary shares

Shareholders	Quantity	%

Noemy Almeida Oliveira Amaro	3,633,772	2.96
Maria Cláudia Oliveira Amaro Demenato	52,068,517	42.49
Maurício Rolim Adolfo Amaro	52,068,517	42.49
João Francisco Amaro	11,545,956	9.42
Shares in Treasury	3,216,284	2.64

Total	122,533,046	100.00

Agropecuária Nova Fronteira Ltda
Included in block of control
	Quotas

Quotaholders	Quantity	%

Noemy Almeida Oliveira Amaro	2,965,988	45.71
Maria Cláudia Oliveira Amaro Demenato	1,267,179	19.53
Maurício Rolim Adolfo Amaro	1,267,179	19.53
Marcos Adolfo Tadeu Senamo Amaro	988,654	15.23

Total	6,489,000	100.00

	09.30.2006

	Ordinary		Preference		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Controlling group
TAM Empreendimentos
e Participações S.A.	58,180,635	97.31	20,370,935	22.44	78,551,570	52.17
Aerosystem S.A. Empr. e
Participações	1,515,656	2.53	2,073,881	2.28	3,589,537	2.38
Agropecuária Nova
Fronteira Ltda	79,516	0.13	-	-	79,516	0.05

Total controlling group	59,775,807	99.97	22,444,816	24.73	82,220,623	54.61

Free float	16,998	0.03	68,325,720	75.27	68,342,718	45.39

Total Capital	59,792,805	100.00	90,770,536	100.00	150,563,341	100.00

On January 11, 2006 the Fiscal Council was introduce.

Shares belonging to members of the members Board of Director´s and Fiscal Council which were lent by members of the controlling group and declared as part of the controlling group shares in this report

	Ordinary		Preference		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Board of directors	6		2		8
Fiscal Council	0		0		0

	6		2		8

As part of our wish to show exemplary standards of governance. below we set out the shareholders who own more than 5% of the voting capital – directly or indirectly – and identify the individuals involved.

TAM Empreendimentos e Participações S.A.

	Ordinary shares

Shareholders	Quantity	%

Noemy Almeida Oliveira Amaro	1,057,199	0.76
Maria Cláudia Oliveira Amaro Demenato	51,209,658	36.92
Maurício Rolim Adolfo Amaro	51,209,658	36.92
Marcos Adolfo Tadeu Senamo Amaro	20,695,287	14.92
João Francisco Amaro	11,312,879	8.16
Shares in Treasury	3,216,284	2.32

Total	138,700,965	100.0

Agropecuária Nova Fronteira Ltda

	Quotas

Quotaholders	Quantity	%

Noemy Almeida Oliveira Amaro	2,965,988	45.71
Maria Cláudia Oliveira Amaro Demenato	1,267,179	19.53
Maurício Rolim Adolfo Amaro	1,267,179	19.53
Marcos Adolfo Tadeu Senamo Amaro	988,654	15.23

Total	6,489,000	100.00

Aerosystem S.A.
Empr. e
Participações

	Ordinary		Preference		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Noemy Almeida
Oliveira Amaro	94.900	50.00	168.132	49.99	263,032	50.00
Maria Cláudia
Oliveira Amaro
Demenato	31.633	16.66	56.044	16.66	87,677	16.66
Maurício Rolim
Amaro	31.634	16.67	56.044	16.66	87,678	16.67
Marcos Adolfo
Tadeu Senamo
Amaro	31.633	16.66	56.045	16.67	87,678	16.66
João Francisco
Amaro	23	0.01	53	0.02	76	0.01

Total	189.823	100.00	336.318	100.00	526,141	100.00

1 Disputes

The Company has included a clause in its Statutes which obliges it to use the Market´s Arbitration Chamber in case of disputes.

17.01 - Report on the Special Review - Without Exception

To the Board of Directors and Stockholders
TAM S.A.

1
We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of TAM S.A. and TAM S.A. and its subsidiaries for the quarter and period ended September 30 and June 30, 2007. This information is the responsibility of the Company's management.

2
Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3
Based on our limited reviews, we are not aware of any material modifications that should be made to the Quarterly Information (ITR) referred to above in order that such information is stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of Quarterly Information (ITR), consistent with the Brazilian Securities Commission (CVM) regulations.

4
Our reviews were conducted for the purpose of issuing a review report on accounting information included in the Quarterly Information (ITR), taken as a whole. The individual and consolidated statement of cash flows and added value for the quarters and nine-month periods ended September 30, 2007 are presented for purposes of additional analysis and is not a required part of the basic financial statements. This information has been subjected to the same review procedures described above and we are not aware of any material modifications that should be made in relation to the accounting information included in the Quarterly Information (ITR) taken as a whole.

5
The Quarterly Information (ITR) also includes accounting information relating to the operations, cash flows and added value for the quarters and periods ended September 30, 2006 presented for comparison purposes. The limited review of the Quarterly Information (ITR) for that quarter and period was conducted by other independent accountants who issued a report thereon dated October 31, 2006, without exceptions.

São Paulo, November 9, 2007

PricewaterhouseCoopers	Carlos Alberto de Sousa
Auditores Independentes	Contador CRC 1RJ 056561/O-0 “S” SP
CRC 2SP000160/O-5

Subsidiary/Associated Companies

Company name TAM - LINHAS AÉREAS S.A.

18.01 - Statement of Operations of Subsidiary and Associated Companies (R$ thousand)

1 – Code	2 – Description	3 – 07/01/07 to 09/30/07	4 - 01/01/07 to 09/30/07	5 - 07/01/06 to 09/30/06	6 -01/01/06 to 09/30/06
3.01	Gross sales and/or services revenue	2,103,292	5,987,559	2,129,815	5,540,864
3.01.01	Air transportation revenue – domestic	1,301,438	3,737,054	1,545,545	4,110,663
3.01.02	Air transportation revenue – international	625,912	1,759,416	450,027	1,058,278
3.01.03	Other operating sales and/or services revenues	175,942	491,089	134,243	371,923
3.02	Deductions	(84,168)	(246,085)	(99,285)	(264,455)
3.03	Net sales and/or services revenue	2,019,124	5,741,474	2,030,530	5,276,409
3.04	Cost of sales and/or services	(1,493,364)	(4,202,796)	(1,257,681)	(3,389,070)
3.04.01	Cost of services rendered	(1,493,364)	(4,202,796)	(1,257,681)	(3,389,070)
3.05	Gross profit	525,760	1,538,678	772,849	1,887,339
3.06	Operating expenses/income	(445,442)	(1,416,760)	(469,855)	(1,306,039)
3.06.01	Selling	(350,462)	(984,523)	(318,694)	(819,027)
3.06.02	General and administrative	(117,995)	(379,040)	(110,058)	(306,403)
3.06.02.01	Director´s Fees	(2,876)	(16,321)	(1,161)	(14,765)
3.06.02.02	Other expenses general and administrative	(115,119)	(362,719)	(108,897)	(291,638)
3.06.03	Financial	29,795	(30,214)	(16,335)	(119,856)
3.06.03.01	Financial income	228,671	388,603	5,847	112,959
3.06.03.02	Financial expenses	(198,876)	(418,817)	(22,182)	(232,815)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(6,780)	(22,983)	(24,768)	(60,753)
3.06.06	Equity in the earnings of subsidiaries	0	0	0	0

18.01 - Statement of Operations of Subsidiary and Associated Companies (R$ thousand)

1 – Code	2 – Description	3 – 07/01/07 to 09/30/07	4 - 01/01/07 to 09/30/07	5 - 07/01/06 to 09/30/06	6 -01/01/06 to 09/30/06
3.07	Operating results	80,318	121,918	302,994	581,300
3.08	Non-operating results	1,114	7,762	1,347	8,128
3.08.01	Income	3,635	14,613	2,919	15,921
3.08.02	Expenses	(2,521)	(6,851)	(1,572)	(7,793)
3.09	Profit (loss) before taxes and profit sharing	81,432	129,680	304,341	589,428
3.10	Provision for income tax and social contribution	(28,879)	(49,556)	(82,594)	(176,081)
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income (loss) for the period	52,553	80,124	195,228	379,982
	Number of shares (thousand). excluding treasury stock	2.065	2.065	2.065	2.065
	Net income per share	25.44939	38.80079	94.54140	184.01065
	Loss per share

Subsidiary/Associated Companies

Company name TRANSPORTES AÉREOS DEL MERCOSUR S.A.

18.01 - Statement of Operations of Subsidiary and Associated Companies (R$ thousand)

1 - Code	2 - Description	3 - 07/01/07 to 09/30/07	4 - 01/01/07 to 09/30/07	5 - 07/01/06 to 09/30/06	6 - 01/01/06 to 09/30/06
3.01	Gross sales and/or services revenue	50,425	148,383	50,782	137,216
3.01.01	Air transportation revenue	41,160	124,557	42,542	117,370
3.01.02	Other operating revenue	9,265	23,826	8,240	19,846
3.02	Deductions	(216)	(1,411)	(223)	(837)
3.03	Net sales and/or services revenue	50,209	146,972	50,559	136,379
3.04	Cost of sales and/or services	(35,299)	(102,964)	(31,147)	(85,508)
3.04.01	Cost of services rendered	(35,299)	(102,964)	(31,147)	(85,808)
3.05	Gross profit	14,910	44,008	19,412	50,571
3.06	Operating expenses/income	(13,932)	(40,308)	(14,324)	(39,861)
3.06.01	Selling	(12,300)	(32,506)	(10,933)	(30,735)
3.06.02	General and administrative	(1,839)	(5,806)	(1,926)	(5,954)
3.06.02.01	Director´s Fees	(132)	(412)	(171)	(373)
3.06.02.02	Other expenses general and administrative	(1,707)	(5,394)	(1,755)	(5,581)
3.06.03	Financial. net	207	(1,996)	(1,465)	(3,172)
3.06.03.01	Financial income	1,281	3,451	515	1,375
3.06.03.02	Financial expenses	(1,704)	(5,447)	(1,980)	(4,547)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in the earnings of subsidiaries	0	0	0	0

18.01 - Statement of Operations of Subsidiary and Associated Companies (R$ thousand)

1 - Code	2 - Description	3 - 07/01/07 to 09/30/07	4 - 01/01/07 to 09/30/07	5 - 07/01/06 to 09/30/06	6 - 01/01/06 to 09/30/06
3.07	Operating results	978	3,700	5,088	10,710
3.08	Non-operating results	(1,411)	(2,079)	555	3,393
3.08.01	Income	929	3,771	1,421	1,176
3.08.02	Expenses	(2,340)	(5,851)	(866)	2,217
3.09	Profit (loss) before taxes and profit sharing	(433)	1,621	5,643	14,103
3.10	Provision for income tax and social contribution	0	0	0	0
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income (loss) for the period	(433)	1,621	5,643	14,103
	Number of shares (thousand). excluding treasury stock	88	88	88	88
	Net income per share		18.42045	64.12500	160.26136
	Loss per share	(4.92045)

INDEX

GROUP	TABLE	DESCRIPTION	PAGE
01	01	Identification	1
01	02	Head Office	1
01	03	Investor Relations Officer (Company Mail Address)	1
01	04	General Information/Independent Accountant	1
01	05	Capital Composition
01	06	Characteristics of the Company	2
01	07	Companies Excluded from the Consolidated Financial information	2
01	08	Dividends Approved and/or Paid	2
01	09	Subscribed Capital and Alterations in the Current Year	3
01	10	Investor Relations Officer	3
02	01	Balance Sheet - Assets	4
02	02	Balance Sheet - Liabilities and Stockholders' Equity	5
03	01	Statement of Operations	6
04	01	Explanatory Notes	8
05	01	Comments on Performance in Quarter	50
06	01	Consolidated Balance Sheet – Assets	51
06	02	Consolidated Balance Sheet - Liabilities and Stockholders' Equity	52
07	01	Consolidated Statement of Operations	54
08	01	Comments on Consolidated Performance	56
09	01	Investments in Subsidiary and/or Associated Companies	66
10	01	Characteristics of Public or Private Issues of Debentures	67
13	01	Business Projections	68
16	01	Other Information Considered Relevant by the Company	69
17	01	Report on Limited Reviews - Without Exception	77
		TAM - Linhas Aéreas S.A.
18	01	Statement of Operations of Subsidiary and Associated Companies	78
		Transportes Aéreos Del Mercosur S.A.
18	01	Statement of Operations of Subsidiary and Associated Companies	80

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 09, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.